中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2006)078(JY)

06011952

24 March 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following announcements and press release issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 23 March 2006 for your attention:

(1) 2005 annual results announcement;
(2) Highlights of 2005 annual results;
(3) Press release in relation to 2005 annual results; and
(4) Announcement on appointment of Independent Non-executive Director.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

dlw 3/28

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

SCD024 (2002-02. 4,000) W.

The Standard / International Herald Tribune /
The Wall Street Journal / Financial Times
Date 24 MAR 2006



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(HK Stock Code: "2388", ADR OTC Symbol: "BHKLY")

MOVING FORWARD WITH A STRATEGY FOR BROADER FRONTIERS

Highlights of 2005 Annual Results

- **Profit attributable to shareholders of HK$13,494 million, up 12.8%**
- **Operating profit before impairment on advances of HK$12,166 million, up 17.52%**
- **Earnings per share of HK$1.2763, up 12.8%**
- **Return on average shareholders' funds at 18.24%, and return on average total assets at 1.66%**
- **Final dividend of HK$0.480 per share subject to approval by shareholders**
- **Total dividend of HK$0.808 per share for the year, up 13.01%**
- **Impaired loan ratio at 1.28%, down 1.67 percentage points**
- **Total assets of HK$822,105 million, up 3.18%**

"2005 was a year of strong financial performance for the Group, representing the third consecutive year of double-digit growth since IPO. We succeeded in further strengthening our business strategy, refining our business model and fostering a new corporate culture while improving the Group's corporate governance and risk management.

Looking ahead, the growth momentum of the local economy is likely to remain steady whereas the outlook of the Chinese economy is also sanguine. All these are favourable to the Group's growth and expansion. Approved by the Board, the strategic plan for 2006-2011 will steer the Group towards realizing the objective of becoming a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. It will also ensure that we can continue to grow our business on all fronts and deliver higher value to shareholders and customers."

Xiao Gang, *Chairman*

BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

For detailed information of the annual results, please visit **www.bochk.com**



BOC Hong Kong (Holdings) Limited
2005 Results – Financial Highlights

- Operating profit before impairment on advances up 17.52% to HK$12,166 million
(HK$10,352 million in 2004)

- Operating profit up 23.63% to HK$14,811 million
(HK$11,980 million in 2004)

- Profit before taxation up 14.85% to HK$16,368 million
(HK$14,252 million in 2004)

- Profit attributable to the equity holders up 12.80% to HK$13,494 million
(HK$11,963 million in 2004)

- Earnings per share up 12.80% to HK$1.2763
(HK$1.1315 in 2004)

- Final dividend of HK$0.480 per share
(Interim dividend of HK$0.328 per share; total dividend of HK$0.808 per share, up 13.01% over 2004)

- Return on average capital and reserve attributable to the equity holders down by 0.34 percentage point to 18.24%
(18.58% in 2004)

- Return on average total assets up by 0.10 percentage point to 1.66%
(1.56 % in 2004)

- Total assets up 3.18% to HK$822,105 million
(HK$796,776 million at end-2004)

- Capital adequacy ratio down 0.77 percentage point to 15.37%
(16.14% at end-2004)

- Cost to income ratio down 2.70 percentage points to 32.02%
(34.72% in 2004)

- Impaired loan ratio down 1.67 percentage points to 1.28%
(2.95% at end-2004)

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Press Release
March 23, 2006

BOC Hong Kong (Holdings) registered attributable profit of HK$13,494 million (up 12.8%), the third consecutive year of double-digit growth since IPO

BOC Hong Kong (Holdings) Limited ("the Company", stock code "2388"; ADR OTC Symbol: BHKLY) today announced its 2005 annual results. The Company and its subsidiaries ("the Group") recorded a consolidated profit attributable to shareholders of HK$13,494 million, an increase of 12.80% compared with 2004. Earnings per share rose to HK$1.2763 from HK$1.1315 in 2004. "2005 was a year of strong financial performance for the Group. The increase in profit attributable to shareholders has made 2005 the third consecutive year of double-digit growth since our IPO in 2002 and is also a record high for the Company in absolute terms," remarked Mr Xiao Gang, Chairman of the Company.

The growth in the Group's profit was mainly attributable to higher operating income, a substantial loan impairment allowance write-back and investment property revaluation gain.

Return on average total assets grew slightly to 1.66% while return on average shareholders' funds stood at 18.24%.

The Group's asset quality has shown substantial improvement. Impaired loan ratio fell significantly by 1.67 percentage points to 1.28% from 2.95% in 2004.

To ensure that the Group's investment value is fully and properly reflected in its business strategy and to safeguard the best interests of all the shareholders, the Board of Directors ("the Board") of the Company established the Strategy Development Group last year and has mapped out the Group's strategic plan for 2006-2011. The strategic plan will steer the Group towards realizing the objective of becoming a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region.

The Board has recommended a final dividend of HK$0.480 per share. This, together with the interim dividend of HK$0.328 per share, results in a total dividend of HK$0.808 per share, which is another record high for the Company and represents an increase of 13.01% compared to the year before. The dividend payout ratio is 63.3% for the year. The dividend is subject to the approval of shareholders at the forthcoming Annual General Meeting on May 26, 2006 (Friday). If approved, the final dividend will be paid on May 30, 2006 (Tuesday) to shareholders whose names appear on the Register of Members of the Company on May 23, 2006 (Tuesday).

Key Financial Performance

In 2005, the Group achieved the goal of growing its operating income and profit. Operating profit before impairment on advances was HK$12,166 million, up 17.52%, a significant improvement for the Group.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

Total operating income increased by 12.86% to HK$17,896 million, which was attributable mainly to the growth of net interest income and non-interest income. Capitalising on the economic upturn and higher interest rates, net interest income grew by 15% to HK$12,874 million. This was the result of the growth of average interest-earning assets of 4.3% to HK$752,257 million, as well as the widening of net interest margin to 1.71% from 1.55% in 2004.

Non-interest income increased by 7.7% to HK$5,022 million. Total net trading income increased substantially by 49.1% to HK$1,674 million whereas net fees and commission income decreased by 5.2%.

The Group continued to exercise effective cost control and managed to improve overall operational efficiency. Operating expenses rose by a modest 4.1% after the increase in staff salary and the implementation of incentive scheme to drive business growth. However, cost-to-income ratio remained at the industry-low level of 32.0% as compared to 34.7% in 2004, mainly due to the strong growth in operating income.

The Group reported a net loan impairment release of HK$2,645 million, of which HK$2,321 million was due to the release of individual and collective assessment allowances. Recoveries of loans previously written off totalled HK$1,639 million, up 20.9% from 2004. As a result, operating profit after impairment on advances was up 23.63% to HK$14,811 million.

The Group's asset quality improved substantially in 2005 as impaired loans dropped significantly by HK$4,983 million or 53.9%. In fact, the Group's impaired loan ratio has been dropping from 11.48% in 2001 to the current 1.28%, which clearly demonstrated the Group's success in delivering the IPO promise of bringing this ratio to market level ahead of schedule.

Total assets amounted to HK$822,105 million as at the end of 2005, an increase of 3.18% from a year ago. Advances to customers rose to HK$334,014 million, up 6.6 %.

Total liabilities registered an increase of 1.97% to HK$741,372 million as at the end of 2005. Deposits from customers increased to HK$633,091 million, up 0.3%. Loan to deposit ratio rose to 52.2% from 49.6%.

The Group's capital strength remained solid. Capital adequacy ratio dropped to 15.37% as at December 31, 2005 from 16.14% of a year ago as a result of the 9.1% increase in total risk-weighted assets. Average liquidity ratio was 42.02%, compared to 36.03% for 2004.

Business Performance

In 2005, the Group succeeded in achieving healthy growth in all major business segments.

The growth in loans was one of the key factors accounting for the Group's solid overall business performance. Total advances to customers grew by 6.6%. Benefiting from an improved business climate, loans for use in Hong Kong increased by a total of 3.4%, of which loans to the industrial, commercial and financial sectors grew by 4.1%. Loans to individuals – mainly residential mortgages – were up 2.6%. Loans for use outside Hong Kong showed more robust increase of over 30%. Spurred by the growth of Hong Kong's merchandise exports, trade finance increased by a healthy 21.1%.

Maintaining a strong growth momentum, retail banking business reported good results in all key areas during the year. An increase in operating income by 24.7% boosted operating profit before impairment on advances to HK$5,559 million, or 34.7% higher than the previous year. Profit after impairment on advances was HK$ 6,515 million, up 56.8%.

The Group's wealth management customer base and assets under management grew by 64% and 50% respectively. The growth was attributable to its effort in product innovation and sales as well as a more customer-focused approach in wealth management services. Insurance business also saw significant growth as a result of the successful launching of innovative product offerings. For residential mortgage lending, the Group registered an increase of 3.7% and remained the market leader through effective marketing and the introduction of more flexible mortgage products.

With regard to credit card business, the Group's card advances, card issuance, cardholder spending and merchant acquiring increased by 9.7%, 6.9%, 17.4% and 17.3% respectively. It also extended the reach of card issuing and merchant acquiring business to Singapore and Thailand respectively during the year. In RMB personal banking, the Group remained the market leader and continued to achieve remarkable results in various RMB related businesses. RMB deposits and credit card spending recorded strong growth of 74% and 265% respectively.

Corporate banking business registered steady growth during the year. Operating profit before impairment on advances was HK$3,781 million, up 4.1%, whereas profit after impairment on advances was HK$5,470 million, up 4.5%. The Group was ranked number one in the top-tier arranger list of syndicated loans in Hong Kong and Macau.

Trade finance recorded solid growth against the backdrop of flourishing export growth and as a result of internal system upgrading. Another major product development was the integration of cash management system with that of the BOC overseas branch system. This enables large corporate clients to access real-time information worldwide, thus making it vastly more convenient for them to centralise their cash management activities.

A new SME business model was introduced last year to better serve SME clients by expediting loan approval process. As a result and through the successful launching of a series of products tailored to SME needs, the Group grew its SME loan portfolio by 9.1% in 2005.

Treasury business increased its operating income by 33.2% to HK$3,577 million. Operating profit before impairment on advances was HK$3,269 million, up 36.8%. By leveraging the Group's retail and corporate distribution channels, the number of treasury clients grew by 46% by end-2005.

The growth momentum of the Group's Mainland businesses was robust in 2005. Total advances to customers increased significantly by 61.4% while operating profit before impairment on advances was more than doubled. To pave the way for greater expansion, the Group has been enhancing its sales capabilities and service offerings in the Mainland market. At the same time, business collaboration with BOC continued to solidify with benefits accruing not only to the BOC group as a whole, but also to their mutual clients.

Comments by Mr Xiao Gang, Chairman

"During the year of 2005, we were able to drive our business development strategy which led to higher growth in income and profit. We have also lived up to our pledge to maintain high standards of corporate governance, internal control and risk management. With the launch of our new corporate culture, the entire staff can move forward in strides with a strategy that is geared towards pursuing business growth and service excellence.

"Looking ahead, the growth momentum of the local economy is likely to remain steady whereas the outlook of the Chinese economy is also sanguine. All these are favourable to the Group's growth and expansion.

"The strategic plan for 2006-2011 sets out the strategic focus for the Group in the next five years. The strengthening of our existing leading position in Hong Kong will drive our organic growth in both traditional and newly developed businesses. The building of new capabilities will establish for us a strong manufacturing-cum-distribution business model, with a view to developing BOCHK into a product manufacturer for the BOC group. Given China's enormous growth potential, we will be taking a more proactive approach in expanding our presence in key business hubs in the Pearl River Delta, Yangzi River Delta and major coastal cities. To fortify our position in Hong Kong and China, we believe it is important to have a foothold in the region as well and will therefore be on the lookout for appropriate acquisition or joint-venture opportunities so that we can support customers' banking needs in the region.

"I am confident that, given our core competencies and competitive advantages, the successful implementation of our strategic plan for 2006-2011 will enable us to achieve sustainable and healthy growth in income and profit with a broader range of top-quality banking and financial services. It will also deepen our presence in the fast-growing Mainland market and give us the foothold we need in the region. Above all, it will ensure that we can continue to deliver higher value to shareholders and customers in and outside Hong Kong as well as enhance our franchise value to the BOC group as a whole."

Comments by Mr He Guangbei, Vice Chairman and Chief Executive

"Riding on the general economic upturn, we continued to drive business growth in 2005 by leveraging our core strengths, capturing new business opportunities and overcoming key challenges like keen market competition, a consolidating property market, and higher interest rates.

"From 2006 onwards, we will forge ahead with the Group's strategic plan with focus on five key areas: (1) the strengthening of our leading position in Hong Kong; (2) the development of new capabilities in product manufacturing and distribution; (3) the building of a stronger presence in China; (4) the exploration of opportunities for regional expansion; and (5) the promotion of our corporate values and core competencies.

"We will rely on organic growth to boost our existing business line but consider it equally important to build up our product manufacturing and distribution capabilities to support our growth in Hong Kong. Towards this end, we will consider opportunities to secure new expertise through acquisition of new talents or business operations that are complementary to our existing operation locally, in the Mainland and eventually in the region. We aim to achieve a broader service mix to include services like life insurance, asset management and securities

operations. At the same time, we will also build up our treasury product manufacturing capabilities to broaden our corporate finance product range.

"Internally, we will continue to promote our corporate culture and values across the Group so that they are properly integrated with our new strategy and business development plans. We will also further enhance our core competencies which are crucial for our transformation into a top-quality financial services group.

"I am pleased that the corporate reforms, management restructuring and business development programme that we have been implementing progressively in the past two years have now given us a solid business foundation upon which our future strategy can be built on. We are now in an excellent position to become a leading financial services group in the region. We can move on full steam to implement the Group's strategic plan for 2006-2011 successfully, grow our business on all fronts and create higher value for shareholders and customers."

- End -

About BOC Hong Kong (Holdings) Limited

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September, 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary.

The Group is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, the Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, the Group has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003 and launched RMB clearing services on 25 February 2004.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July, 2002, with stock code "2388", US OTC Symbol: "BHKLY".

Media Enquiry:
Ms Clarina Man (852) 2826-6175
Ms Angel Yip (852) 2826-6159

South China Morning Post
Date 24 MAR 2006



BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company")

(Stock Code: 2388)

ANNOUNCEMENT

Appointment of Independent Non-executive Director

The Board of Directors of the Company is pleased to announce the appointment of Mr. Koh Beng Seng (高銘勝) as an Independent Non-executive Director of the Company, with effect from 23 March 2006.

The Board of Directors (the "Board") of the Company is pleased to announce that Mr. Koh Beng Seng (高銘勝) has been appointed as an Independent Non-executive Director of the Company and Bank of China (Hong Kong) Limited, the Company's principal operating subsidiary, both with effect from 23 March 2006. The Board takes this opportunity to welcome Mr. Koh to join the Board.

Mr. Koh, aged 55, is currently the Chief Executive Officer of Octagon Advisors Pte Ltd, a business and management consulting company based in Singapore. He is also a director of two Singaporean listed companies, namely, Singapore Technologies Engineering Ltd and Fraser and Neave Limited. Mr. Koh was deputy president of United Overseas Bank ("UOB") and a member of UOB's Executive Committee from 2000 to 2004. During this period, he was in charge of UOB's operations, delivery channels, information technology, corporate services, and risk management and compliance functions and played a key role in driving the successful integration of Overseas Union Bank and UOB in 2001. Prior to that, Mr. Koh has spent over 24 years at the Monetary Authority of Singapore where he made significant contributions to the development and supervision of the Singapore financial sector in his capacity as Deputy Managing Director, Banking & Financial Institutions Group. He has also served as a director of Chartered Semiconductor Manufacturing and as a part-time adviser to the International Monetary Fund. Mr. Koh holds a Bachelor of Commerce degree from Nanyang University in Singapore and a Master of Business Administration degree from Columbia University of the USA.

The appointment of Mr. Koh shall be for an initial term of approximately three years which, subject to election by shareholders at the 2006 annual general meeting, will expire at the conclusion of the 2009 annual general meeting of the Company. As an Independent Non-executive Director, Mr. Koh will be entitled to receive a director's fee of HK$200,000 per annum together with HK$100,000 per annum as the Chairman of the Risk Committee and HK$50,000 per annum as a member of the Audit Committee. The level of the aforesaid fees were determined with reference to the duties and responsibilities with the Company and prevailing market conditions, and were approved by the shareholders at previous general meetings of the Company.

Mr. Koh does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance and is not related to any directors, senior management or substantial or controlling shareholders of the Company. He does not hold any position with the Company or any of its subsidiaries and has met the independence criteria contained in the Company's Policy on Independence of Directors, which sets out more stringent requirements on independence than those contained in Rule 3.13 of the Listing Rules. Further, there is nothing which needs to be disclosed pursuant to Rule 13.51(2) sub-paragraphs (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders in connection with Mr. Koh's appointment.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 23 March 2006

As at the date hereof, the Board comprises: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio**and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

South China Morning Post
Date 24 MAR 2006

(1)

2005 Annual Results Announcement

CHAIRMAN'S STATEMENT

I am pleased to report that 2005 was a year of strong financial performance for the Group. In the twelve months ended 31 December 2005, the Group generated a total profit attributable to shareholders of HK$13,494 million, up 12.8% from 2004. Earnings per share were HK$1.28, up 12.8%. The Group's operating income rose by 12.9% to HK$17,896 million whereas operating profit increased by 17.5% to HK$12,166 million.

The Board is recommending a final dividend of HK$0.480 per share at the Annual General Meeting on 26 May 2006. After taking into account the interim dividend of HK$0.328 per share, the total dividend for the full year 2005 will be HK$0.808 per share (Total dividend for 2004: HK$0.715 per share). This means that the Group's dividend payout ratio for 2005 will be 63.31% of profit attributable to shareholders, which is made possible by our good business results and healthy financial position.

Spurred mainly by the growth of exports of merchandise and services, private consumption as well as tourist spending, the Hong Kong economy continued to flourish last year. The improvement of the local employment situation and the rise in labour income contributed significantly to the rise in domestic consumption. At the same time, the business sector's general anticipation of sustainable growth supported the rise in investment. All in all, there was considerable growth in the demand for credit and banking services. During the year, the upward movement of HKD interest rates was basically in line with USD interest rates, and the differential was narrowed following the refinement of the operation of the linked exchange rate mechanism since May 2005. While higher interest rates had a cool-off effect on the local residential property market, large banks with a strong deposit base were able to grow their interest income as a result of higher credit demand. The benign credit environment also helped banks to maintain good asset quality.

On corporate development, I take pride to report that under the Board's guidance, the Group's enhanced and effectual management structure that came in place last year has been exerting the power and leadership we need to drive our business development strategy, leading to higher growth in income and profit. We have also lived up to our pledge to maintain high standards of corporate governance, internal control and risk management.

The corporate culture as approved by the Board last year has begun to take root throughout the Group, giving rise to the stronger commitment and motivation of our workforce to deliver the best value to our shareholders and customers. We firmly believe that with the strong backup of our employees, we can move forward in strides with a strategy that is geared towards pursuing business growth and service excellence.

Our achievements in the past year speak for our success in delivering the promise of creating values and superior returns to shareholders. In short, we continued to excel in our strong areas. Our retail banking businesses registered outstanding growth in income and profit, driven primarily by the rise in net interest income and fee income. We also maintained our leadership in residential mortgage lending. On the corporate front, we remained the leader in arranging syndicated loans and expanded our market share in trade-related services and SME lending respectively. Despite the rise in interest rates, our treasury was able to continue with investment portfolio diversification as well as product innovation and customisation, giving rise to higher yield and a broader customer base. Our branches in the Mainland continued to perform well, contributing to both the Group's top-line and bottom-line growth.

Looking ahead, we believe that although the local economy in general would probably be impacted to various degrees by rising interest rates, oil price fluctuation and inflation, its growth momentum is likely to remain steady. Investment, employment and domestic spending are expected to sustain their respective growth trend. The outlook of the Chinese economy, on the other hand, still remains sanguine notwithstanding mounting pressure to raise interest rates and re-value its currency. We are therefore optimistic that the demand for credit and banking services in these two major markets will keep rising in the coming year, which is favorable to the Group's growth and expansion.

To ensure that the Group's investment value is fully and properly reflected in its business strategy and to safeguard the best interests of all the shareholders, the Board established the Strategy Development Group last year with Mdm. Linda Tsao Yang, Independent Non-Executive Director, as the convener and has mapped out the Group's strategic plan for 2006-2011 with the participation of the Management and representatives from BOC. The strategic plan gives a clear direction for the Group in moving forward in the next five years. I would like to take this opportunity to thank Mdm. Yang and all the members of the Strategy Development Group for their devotion in the past several months and the excellent job they have done.

The strategic plan for 2006-2011 will steer the Group towards realising the vision of becoming a top-quality financial services group with a powerful base in Hong Kong, a solid presence in China and a strategic foothold in the region. Under this strategic plan, the Group's strategic focus in the next five years will be on the strengthening of our leading position in Hong Kong, the development of new capabilities in product manufacturing and distribution, the building of a stronger presence in China, and the exploration of regional expansion opportunities.

The strengthening of our existing leading position in Hong Kong will drive our organic growth in both traditional and newly developed businesses. The building of new capabilities will establish for us a strong manufacturing-cum-distribution business model, with a view to

If the impact of the new accounting standards were removed, the comparable net interest income was HK$13,131 million, HK$1,938 million or 17.3% higher than last year. Similarly, net interest spread was 1.49%, or 3 basis points higher than that of 2004, while net interest margin was 1.74%, or 19 basis points higher than that of 2004 on a comparable basis.

The negative impact of applying the new accounting standards on the Group's net interest income amounted to approximately HK$257 million. Net interest income was affected in the following ways:

- Interest accrued on impaired loans using effective interest rate was not recognised under the previous accounting regime.
- Swap points on foreign exchange swap contracts previously accounted for as interest was reported as net trading income under the new accounting standards.
- Directly attributable loan fees and costs previously recognised as commission income and expenses were reported as interest income using the effective interest rate calculation.

The interest rate environment in 2005 was very different from that in 2004. After the HKSAR government's announcement of measures to refine the operation of the linked exchange rate mechanism, one-month HIBOR increased noticeably from 1.96% at end-April to 4.48% in mid-October. By the end of 2005, it was 4.10%. Average one-month HIBOR increased to 2.94% as compared to 0.30% for 2004 while average one-month LIBOR increased by 189 basis points to 3.39%. In contrast, the average prime rose to 6.17% from 5.02% in 2004, causing the average prime to one-month HIBOR spread to narrow to 3.23% from 4.72% in 2004.

The Group's gross yield on average loans increased by 139 basis points year-on-year, benefiting from higher market interest rates as well as the increase in higher yielding loans. However, the weighted average yield on residential mortgage portfolio, excluding Government Home Ownership Scheme (GHOS) mortgages, declined by 33 basis points, to 2.52% from 2.19% below best lending rates a year ago. Gross yield on debt securities rose by 109 basis points as the Group continued to diversify its investment portfolio to enhance yield. However, improvements in net contribution from the debt securities portfolio were held back by the flattening yield curve. While deposit spread widened as a result of the Group's conscious effort in managing funding costs, higher saving interest rates and HIBOR resulted in a higher overall funding cost. For example, average interest rates on savings and time deposits increased by 85 basis points and 146 basis points respectively.

Second half performance

Compared to the first half of 2005, net interest income increased by HK$1,152 million, or 19.7%. Net interest margin rose by 24 basis points. Net interest spread was 10 basis points higher on the back of higher interest rates and improvement in fixed deposit spread. Contribution of net free funds also improved by 14 basis points. Gross yields on average loans and debt securities rose by 173 and 90 basis points respectively. The improvement in loan spreads was held back as the yield on residential mortgages continued to narrow in a very competitive environment. The weighted average yield on residential mortgage, before accounting for cash rebates, was 13 basis points lower than that in the first half of 2005. Fixed deposit spreads improved due to higher market interest rates and the Group's active pricing strategy.

Net Fees and Commission Income

Net fees and commission income decreased by HK$168 million, or 5.2%, to HK$3,053 million. The new HKAS 39 requires that directly attributed loan fees be amortised to interest income over the expected life of the loans as part of the effective interest rate calculation. This resulted in a reduction of HK$146 million in net loan commissions. Excluding the said impact, net fees and commission income would have registered a small fall of HK$22 million, or 0.7%.

Loan commissions fell by HK$227 million, or 48.3%. Upon adoption of the new accounting standards, directly attributable loan fees of HK$224 million were amortised to interest income over the expected life of the loans as part of the effective interest rate calculation. At the same time, HK$78 million in cash rebates were also amortised to interest income in 2005, resulting in a reduction of HK$146 million in net loan commissions. Excluding the impact of the new accounting standards, gross loan commission income would have registered a slight decrease of HK$3 million, or 0.6%.

Income from asset management fell by HK$50 million due to the sluggish sales of the capital guaranteed funds under the rising interest rate environment. On the other hand, the growing popularity for structured notes boosted the income from bond sales. Commission from life insurance also grew by HK$32 million after the successful launch of a number of short-to-medium term insurance products. Stock-broking fee fell by HK$122 million due to the fall in customers' transaction activities.

Fees from card business recorded a growth of 10.7%, as cardholder spending and merchant acquisition volume increased by 17.4% and 17.3% respectively. Fees from trust services, payment services and RMB-related services also registered a satisfactory growth of 42.7%, 9.2% and 65.4% respectively.

Second half performance

Compared to the first half of 2005, net fees and commission income increased by HK$59 million, or 3.9%, mainly attributable to increases in stock-broking, payment services, loans

Compared to the first half of 2005, gain from revaluation of investment properties fell by HK$454 million in the second half, which was in line with the movement of local property prices.

Financial Position

The Group's total assets were HK$822,105 million as at 31 December 2005, up HK$25,329 million or 3.2%, from the end of 2004:

- Interbank placements maturing between one and twelve months dropped by HK$59,970 million, or 55.7%.
- Securities investments rose by HK$40,180 million, or 21.2%, to HK$229,568 million.
- The Group continued to actively manage the balance sheet. As a result, short-term surplus funds were reduced and uses of funds by our lending business and securities investment portfolios increased.

Advances to Customers

Total advances to customers grew by 6.6% year-on-year. Loans for use in Hong Kong rose by 3.4%:

- Lending to industrial, commercial and financial sectors increased by HK$5,924 million, or 4.1%, driven by loans for property investment and financial concerns. In particular, our SME loan portfolio increased by HK$4,049 million, or 9.1%.
- Residential mortgage loan (excluding those under the government-sponsored Home Ownership Scheme) increased by HK$3,564 million, or 3.7%, to HK$99,179 million.
- Card advances grew by HK$412 million, or 9.7%, to HK$4,668 million as a result of an increase in cardholder spending.

Trade finance recorded an encouraging growth of HK$2,801 million, or 21.1%, on the back of double-digit growth in merchandise exports and strong local demand. Loans for use outside Hong Kong increased by 30.1%, mainly due to the strong growth of our Mainland operation's corporate lending business. Loans extended by our Mainland branches grew by 61.4% to HK$15,093 million.

In terms of currency mix, HK dollar and US dollar advances to customers accounted for 83.8% and 12.8% respectively. Other currency advances to customers accounted for 3.4% only. There was no significant change in currency mix between 2004 and 2005.

Deposits from Customers

Deposits from customers increased marginally by HK$1,761 million, or 0.3%, to HK$633,091 million compared to 2004. The Group's strategy to optimise funding costs by actively controlling interest rates on fixed deposits affected the deposit growth rate. Given the Group's low loan to deposit ratio, the Group's strategy was to tightly control over deposit rates while remaining competitive among peer group banks. The result was an increase in the loan to deposit ratio from 49.6% in 2004 to 52.2% in 2005.

As depositors chased for higher returns, switching from current and savings deposits to fixed deposits were obvious throughout 2005. Time, call and notice deposits rose by HK$85,192 million or 28.2%, whereas savings deposits dropped by HK$79,910 million or 27.0%. While this had a negative impact on the Group's overall funding costs, this impact was mitigated by other cost reduction strategies mentioned above.

There was a growing popularity in structured deposits, a hybrid of retail deposit and derivatives that gives a higher nominal interest rate to depositors. The Group successfully launched a number of structured deposits in 2005 such as interest rate and currency linked structured deposits, bullion linked deposits and equity linked deposits with call option. These new offerings were warmly received by our customers. Interest rate related structure deposits amounted to HK$6,373 million by the end of 2005, representing about 1% of the adjusted total deposits from customers.

In terms of currency mix, HK dollar and US dollar deposits from customers accounted for 67.4% and 21.1% respectively. Other currency deposits from customers accounted for 11.5%. The Group's HK dollar loan to deposit ratio rose to 64.9% in 2005 from 60.6% in 2004 mainly due to increase in HK dollar advances to customers.

Asset Quality

The term "impaired loan" is now used as a replacement for the terms "Non-performing Loans" and "Classified Loans". However, the Group has continued to use the 3 Classifications ("Sub-standard", "Doubtful" and "Loss") to categorize impaired loans.

In 2005, the Group's impaired loans decreased substantially by HK$4,983 million, or 53.9%

developing BOCHK into a product manufacturer for the BOC group. Given China's enormous growth potential, we will be taking a more proactive approach in expanding our presence in key business hubs in the Pearl River Delta, Yangzi River Delta and major coastal cities. To fortify our position in Hong Kong and China, we believe it is important to have a foothold in the region as well and will therefore be on the lookout for appropriate acquisition or joint-venture opportunities so that we can support customers' banking needs in the region.

As a first step, we will discuss with BOC with a view to acquiring a majority stake in BOC Group Life Assurance Company Limited. Further announcement will be made as soon as the definitive terms have been finalised.

I am confident that, given our core competencies and competitive advantages, the successful implementation of our strategic plan will enable us to achieve sustainable and healthy growth in income and profit with a broader range of top-quality banking and financial services. It will also deepen our presence in the fast-growing Mainland market and give us the foothold we need in the region. Above all, it will ensure that we can continue to deliver higher value to shareholders and customers in and outside Hong Kong as well as enhance our franchise value to the BOC group as a whole.

On behalf of the Board, I would like to extend our gratitude to Mr. Anthony Francis Neoh, who resigned as Senior Adviser to the Board with effect from 1 January 2006. Mr. Neoh has made immense contribution to the Group during his tenure of office and we are fortunate that BOC will continue to benefit from his expertise in his current capacity as an Independent Non-executive Director. I would also like to welcome Mr. Tung Wai-hok Savio and Mr. Koh Beng Seng, who joined as Independent Non-executive Directors of the Board with effect from 1 December 2005 and 23 March 2006 respectively. We are certain that with their rich credentials in finance, Mr. Tung and Mr. Koh will bring valuable new thinking to the Group.

In closing, I wish to thank the Board of Directors and the former Senior Adviser again for their wise counsel. I also wish to thank our shareholders and customers for their trust and support. Last but not the least, I must thank our employees. It is their passion and commitment together with the professionalism they bring to their jobs that keep us on course to be the customer's premier bank.

XIAO Gang
Chairman

Hong Kong, 23 March 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This section provides an analysis of the performance, financial position and risk management of the Group, as well as the overall impact of adopting the new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (hereafter collectively referred to as "new accounting standards"). The following analysis should be read in conjunction with the accounts and the notes included in this Annual Report.

Business Environment

The Hong Kong economy continued to experience broad-based growth in 2005, underpinned by a stable global economy and in the healthy growth of the Mainland economy. For 2005, Hong Kong's GDP recorded a growth of 7.3% in real terms, driven primarily by the upsurge in merchandise exports and domestic consumption. The unemployment rate dropped to about 5% towards the end of the year while labour income steadily increased.

During the year, the US Federal Funds Target Rate was raised by an aggregate of 200 basis points to 4.25%. In line with the US rate hike, average 1-month and 3-month HIBOR soared to 2.94% and 3.09% respectively, compared to 0.30% and 0.46% in 2004. The yield curve flattened, as evidenced by the narrowing of the interest spread between 2-year Exchange Fund notes and its 10-year counterparts, from 254 basis points at end-2004 to 19 basis points at end-2005.

The interest rate differential between USD and HKD narrowed sharply after the adoption by the HKSAR government of the refinement measures on the linked exchange rate mechanism in May 2005. By year-end, most banks in Hong Kong had increased their prime lending rates by a total of 250 basis points, outstripping the 125-basis-point increase in the US Federal Funds Target Rate for the same period.

The local property market, under the pressure of higher interest rate, began to consolidate both in terms of transaction volume and price in the second half of 2005. However, the ratio of negative equity residential mortgage loans, which increased slightly in the second half, was still lower than the year before. The local banking sector was able to capitalise on the better economic environment, and credit quality improved as collateral values had been rising with real estate prices.

Consolidated Financial Review

The Group's 2005 financial statements have been prepared in accordance with the new accounting standards. For this reason, some of the 2005 figures shown here cannot be compared directly with corresponding figures for 2004. These differences are noted elsewhere in this report where appropriate.

For the year ended 31 December 2005, the Group's profit attributable to shareholders was HK$13,494 million, up HK$1,531 million or 12.8% from 2004. Earnings per share were HK$1.2763, up HK$0.1448. Return on average total assets grew by 0.10 percentage point to 1.66% whereas return on average shareholders' funds fell slightly by 0.34 percentage point to 18.24%. Operating profit before impairment/provisions improved on the back of higher operating income. Attributable profit was further boosted by a substantial loan impairment allowance write-back and investment property revaluation gain.

Financial Highlight

Analyses of the financial performance, business operations and risk management of the Group for 2005 are set out in the following sections.

Net Interest Income and Margin

Net interest income increased by HK$1,681 million, or 15.0%, to HK$12,874 million from a year ago. Average interest-earning assets grew by HK$30,855 million, or 4.3%, to HK$752,257 million. Net interest spread and net interest margin were 1.48% and 1.71% respectively. The improvement of net interest spread by 2 basis points together with 14 basis points improvement in contribution from net free fund resulted in 16 basis points improvement in net interest margin.

and bills commissions.

Net Trading Income

Net trading income increased by HK$551 million, or 49.1%, to HK$1,674 million, mainly due to the adoption of the new accounting standards. On a comparable basis, after the exclusion of the HK$705 million gains for the change in fair value of foreign exchange swap contracts and interest rate instruments recognised under the new accounting standards, net trading income would have decreased by 13.7%.

Net trading income from foreign exchange and foreign exchange related products grew to HK$1,464 million, representing an increase of HK$400 million or 37.6%. This was largely attributable to accounting gains from adoption of the new accounting standards. This increase was partly offset by a fall in foreign exchange dealing profits caused by the decline in customer trading volume. Excluding the gains from the new accounting standards, net trading income from foreign exchange and foreign exchange related products would have been HK$983 million. The uncertain interest rate environment, together with the weakening trend of the US dollar during the year held back customer interest in the foreign currency market.

Net trading income from interest rate instruments included changes in fair value of trading securities, other financial assets at fair value through profit or loss, available-for-sale securities designated as fair value hedges, interest rate derivatives and financial liabilities at fair value through profit or loss. In 2005, net trading income from interest rate instruments posted a net gain of HK$146 million as compared to a net loss of HK$22 million in 2004. The increase in income was mainly derived from the change in fair values of interest rate derivatives and retail certificate of deposits designated at fair value through profit or loss. On a comparable basis, net trading income from interest rate instruments would show a loss of HK$78 million if the previous accounting treatment was applied.

Compared to the first half of 2005, net trading income for the second half rose by HK$182 million or 24.4%, mainly due to the increase in the fair value of foreign exchange swap contracts.

Operating Expenses

Operating expenses increased by HK$225 million, or 4.1%, to HK$5,730 million primarily due to increase in staff costs. Various new human resources initiatives were introduced and a general salary increase of 3.7% took place in April 2005. Headcount measured in full time equivalent decreased, from 12,976 at end-2004 to 12,838 at end-2005. Human resources initiatives introduced in 2005 included new sales incentive schemes and a special salary adjustment for key positions to align with the market.

Depreciation on owned fixed assets decreased by HK$19 million, or a fall of 3.2%, to HK$566 million in 2005. The Group adjusted the estimation of the useful life of premises by using the lease terms of the land element as the depreciation period. This was based on the fact that a large part of property value in Hong Kong is attributed to land price. This new policy effectively reduced the Group's annual depreciation charges. However, this was largely offset by the rise in the value of the premises.

Second half performance

Compared to the first half of 2005, operating expenses in the second half rose by HK$378 million or 14.1%. This was primarily due to the seasonal trend and was considered a normal business cycle also observed in prior years. In 2004, the increase in operating expenses in the second half was 6.4% higher than the first half.

Loan Impairment Release

Under the new accounting standards, loan impairment allowances of individually significant loans and advances showing objective evidence of impairment are calculated using a discounted cash flow method (Individual Assessment – IA). For the remaining loans and advances, impairment allowances are collectively assessed by using statistical models on portfolios of loans and advances grouped by similar credit characteristics (Collective Assessment – CA). As a consequence of these accounting changes, the Group adjusted the total balance of the allowances calculated under the previous accounting method to the new balance calculated under the new standards (the "new opening balance") on 1 January 2005. The differences between these two methods were adjusted to the retained earnings account on 1 January 2005. Compared to the new opening balances, the Group reported a release of allowances of HK$2,321 million in 2005. The release was the result of improvement in asset quality due to a better economy, lower bad debt migration rate and rise in collateral values. This release was partially offset by HK$1,315 million of new impairment allowances. Additional allowances were needed to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

The Group recorded a net charge of HK$262 million impairment allowances on individually assessed loans as the recovery of advances to New Nongkai Group was offset by allowances provided on other commercial lending. On the other hand, collective assessment contributed a net release of HK$1,268 million based on statistical calculation using three-year historical loss data.

The Group also made remarkable progress in the recovery of loans that were previously written off, benefiting from improved borrowers' debt servicing capability and higher collateral values. Recoveries totaled HK$1,639 million, up HK$283 million or 20.9% from 2004.

Compared to the first half of 2005, net release of loan impairment allowances in the second half was HK$225 million less due to lower level of recoveries of loans previously written off.

With low impaired loan formation and strong collection efforts, impaired loans were reduced by HK$4,983 million, or 53.9%, in 2005. Impaired loan ratio fell from 2.95% in 2004 to 1.28% at year-end 2005.

Over the past five years, the Group has shown substantial improvement in asset quality. Impaired loans were reduced at a compound annual rate of 42%. Impaired loan ratio decreased substantially from 11.48% in 2001 to 1.28% in 2005.

Property Revaluation

Under the new HKAS40, the aggregate impact of property revaluation on profit and loss account was HK$1,445 million, of which HK$1,382 million came from investment properties revaluation. Gain on revaluation of bank premises was HK$63 million. The surge in gain from disposal of/fair value adjustments on investment properties in 2005 was largely due to adoption of HKAS 40 that allows revaluation gain or loss from investment properties be booked directly through the profit and loss account. The related deferred tax charge on revaluation of investment properties amounted to HK$339 million. The net impact on the Group's attributable profit in 2005 was HK$1,043 million.

In 2005, the Group's impaired loans decreased substantially by HK$4,983 million, or 53.9% compared to 2004. Impaired loan ratio improved by 1.67 percentage points to 1.28% due to strong collection and recovery efforts. Total collections amounted to approximately HK$3.8 billion. Write-offs of impaired loans amounted to HK$1.1 billion. About HK$0.4 billion of the reduction in impaired loans was due to the treatment of repossessed assets as a direct offset against the impaired loans outstanding, as prescribed by HKFRS 5.

Total impairment allowances, including both IA and CA, amounted to HK$1,714 million. Impairment allowances for impaired loan ratio was 29.77%. If the value of underlying collateral was included, the total coverage ratio would increase to 99.88%. The Group also held a regulatory reserve amounting to HK$3,526 million. This regulatory reserve balance was created by a transfer of HK$3,410 million from retained earnings at the beginning of the financial year plus an increase of HK$116 million during the year. The latter increase was created also by a transfer from the retained earnings and had no impact on the attributable profit of the Group.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.61% at end-2004 to 0.30%. The quality of card advances also improved, with the delinquency ratio and charge-off ratio dropping from 0.38% and 3.96% to 0.32% and 2.67% respectively.

Capital and Liquidity Ratios

Total capital base of the Group after deduction continued to rise and ended the year with an increase of HK$2,503 million or 3.9% over the balance at 31 December 2004 mainly due to increase in retained earnings. However, the consolidated capital adequacy ratio of the banking group fell to 15.37% from 16.14% in 2004 because of the 9.1% increase in total risk-weighted assets. This was the result of an increase in loan advances to customers and securities investment, which was partially offset by the reduction in interbank placements.

The impact of the new accounting standards on capital base was not significant at both the Group and the bank levels. In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorized Institutions' Capital Base and Regulatory Reporting", collective assessment allowances of HK$731 million and regulatory reserve of HK$3,571 million appropriated from retained earnings were included as Tier 2 capital. At 31 December 2004, general provisions eligible as Tier 2 capital were HK$5,049 million.

Average liquidity ratio rose to 42.02%, compared to 36.03% in 2004. Although the Group managed to lengthen average asset duration for yield enhancement, liquefiable liabilities with remaining maturities less than one month also decreased drastically as deposits migrated from demand and savings to fixed deposits ultimately helped return a stronger liquidity position.

Business Review

This section covers the review of the Group's business lines together with their respective financial results. Certain year-on-year figures in the following business segment analysis are not strictly comparable because of the adoption of the new accounting standards.

Retail Banking

Results

Retail Banking posted a 56.6% growth on profit before taxation to HK$6,503 million mainly due to the increase in deposit spread and an increase in loan impairment release.

Net interest income rose by 35.4% to HK$7,371 million. Although the narrowing of the prime-HIBOR spread reduced the overall profitability of prime based loan, which formed the majority of Retail Banking's loan assets, the higher interbank rates increased the yield of low-cost deposits, thereby increasing the segment's overall net interest income. Other operating income consisted mainly of net fees and commissions. Net fees and commissions income was up slightly by 1.6% or HK$33 million. Growth of insurance commissions and credit card commissions outweighed the declines in commissions from stock-broking and sales of funds.

The segment also reported a net loan impairment release of HK$956 million in 2005, compared to only HK$28 million in 2004. The substantial increase of the loan impairment release was largely attributable to lower delinquency ratio and higher collateral values.

Advances and other accounts, including mortgage loans and card advances, increased by 4.6% to HK$127,462 million from end-2004. Customer deposits decreased slightly by 1.8% to HK$533,639 million.

Growth of fee income from wealth management

Wealth management was one of the top priorities in the Group's 2005 business development strategies. Despite the interest rate hike and keen market competition, the Group's wealth management customers and assets under management grew by 64% and 50% respectively compared to 2004. Although the sales of capital guaranteed funds were inactive, the sales of open-end funds and structured notes recorded satisfactory growth of 70% and 27% respectively. The Group's insurance business was boosted by the success of several innovative insurance products such as "Get-Free Insurance Plan" and "Supreme Saver 5 Year Life Endowment Plan".

Leadership maintained in mortgages

Through effective marketing and wider assortment of mortgage products, mortgage loan balance managed to increase by 3.7% in the midst of fierce market competition. The Group maintained its position as the market leader in residential mortgage business in 2005. To enhance profitability, the Group adjusted its mortgage pricing strategy in the second half of the year. As mentioned above, the asset quality of residential mortgage improved, while negative equity ratio at the end of 2005 dropped further due to appreciating property prices.

Focus on high net worth customers

Wealth Management Prime and Wealth Management VIP services were launched in December 2004 and January 2005 respectively. These products are customised to provide professional wealth management services to customers with assets under management of above HK$500,000 and HK$2,000,000 respectively. Currently, 92 Wealth Management Prime and 13 Wealth Management VIP centres have been set up, providing an exclusive and comfortable service environment for valued customers.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Continued growth of credit card business

The Group's card business maintained its growth momentum in 2005 in terms of customer base and service range. Card advances increased by 9.7% and the number of cards issued grew by 6.9% from end of 2004. Cardholder spending volume and merchant acquiring volume registered double-digit growth of 17.4% and 17.3% respectively. The Group's outstanding performance and service quality were duly recognised by the industry. During the year, the Group won 19 awards from MasterCard International, Visa International, the Hong Kong Trade Development Council and the International Licensing Industry Merchandisers' Association. The Group also looked for development opportunities in other Asian countries. In conjunction with the Bank of China, the Group successfully launched the new BOC VISA and BOC MasterCard in Singapore in June 2005. In Thailand, the Group started the China UnionPay card acquiring business in January 2005.

Rationalization of branch network

To cope with the rapid expansion and development of its wealth management business, the Group continued its channel rationalization by adding three more branches to its network. The Group also revamped 43 wealth management locations, which included 34 Wealth Management Centres and 9 VIP Centres. By the end of 2005, the total number of branches located in Hong Kong was 286 and the total number of ATMs was 456.

Other achievements

The Group remained the market leader in the Renminbi (RMB) personal banking services and continued to achieve satisfactory results in various RMB related businesses. RMB deposits grew sharply by 74% in 2005. RMB credit card spending recorded a remarkable increase of 265%. The number of ATMs providing RMB withdrawal service increased to 236 in 2005.

The Group was one of the leading banks in Hong Kong that extended RMB services to corporate customers. New services included "RMB Merchant Link", a one-stop RMB notes collection service for designated merchants; and "BOC Remittance Plus" Service which allows same-day fund transfer to designated locations in the Mainland.

Continuous progress was made on e-channel developments by enhancing and expanding ITS internet banking functions, especially in the area of investment services. In view of rising concern on internet security, the Group launched the two-factor authentication function in June 2005 to safeguard the use of online banking.

Corporate Banking

Results

Corporate Banking reported a 4.5% rise in profit before taxation to HK$5,469 million. Net interest income increased by 8.9% to HK$3,966 million whereas other operating income fell by 7.2% to HK$1,115 million. Operating expenses were up 7.3% to HK$1,300 million.

The rise in net interest income was helped by the expansion of the sector's balance sheet despite pressure on loan spread. Other operating income decreased as the new accounting standards requires the amortization of directly attributable loan fees as interest income using effective interest rate calculation, thereby reducing the syndicated loan fees.

Loan impairment release was HK$1,689 million, up by HK$89 million or 5.6% from a year ago. Asset quality of the corporate loan portfolio continued to improve with lower new impaired loan formation and higher collateral values resulting from stable property prices. Recoveries remained strong under the favourable market conditions.

Corporate Banking sector achieved satisfactory growth in loans and advances in 2005. Advances and other accounts increased by 10.1% to HK$205,066 million. Customer deposits increased by 13.3% to HK$99,452 million.

Leadership maintained in syndicated lending

The Group remained the market leader in arranging and participating in syndicated loans in the Hong Kong and Macau market, and was ranked No.1 on the top-tier arranger list.

Growth of market share in SME business

In 2005, a new SME Business Model was implemented to better serve SME clients. Through the establishment of the Credit Management Division, SME loan approval was expedited. The Group launched a number of products such as SME Quick Loan and seasonal trade financing facility arrangement to cater for the needs of SME clients. As a result of these initiatives, the total volume of SME loans increased by 9.1%.

Growth of trade finance and enhancement of capability in cash management

Trade finance and bills processing volume registered solid growth despite increasing competition. During the year, bills processing volume rose by 12.6%. This was largely attributed to the upgrading of services through the Group's new trade services system. The new system not only improves workflow and efficiency in customer service, but also provides a solid operating platform for the future growth of the Group's trade finance business.

In 2005, the cash management system was successfully linked to the systems of BOC overseas branches. This facilitates customers to access real-time consolidated worldwide information, thus making it infinitely more convenient for large corporate clients in terms of cash management.

Enhancement of e-banking services, CBS Online

In 2005, the number of CBS Online customers continued to grow as several valued-added services were added. The Group's CBS e-banking service enables corporate customers to process various banking transactions and obtain account information online effectively.

The directors of the Company are pleased to announce the audited consolidated results of the Group for the year ended 31 December 2005 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31 December

	Notes	2005 HK$'m	2004 HK$'m
Interest income		25,875	15,678
Interest expense		(13,001)	(4,485)
Net interest income	3	12,874	11,193
Fees and commission income		4,110	4,307
Fees and commission expenses		(1,057)	(1,086)
Net fees and commission income	4	3,053	3,221
Net trading income	5	1,674	1,123
Other operating income	6	295	320
Operating income		17,896	15,857
Operating expenses	7	(5,730)	(5,505)
Operating profit before impairment/ provisions on advances		12,166	10,352
Reversal of loan impairment allowances on advances	8	2,645	–
Write-back of bad and doubtful debts	9	–	1,628
Operating profit		14,811	11,980
Write-back of restructuring provisions		209	–
Net gain from disposal/revaluation of fixed assets		50	1,363
Net gain from disposal of/fair value adjustments on investment properties		1,396	721
Net (loss)/gain from early redemption of held-to-maturity securities		(4)	2
Net loss from disposal of available-for-sale securities		(104)	–
Reversal of impairment losses on held-to-maturity securities		12	–
Net gain on disposal of an associate		–	50
Net loss on disposal of subsidiaries		(10)	–
Reversal of impairment losses on interests in associates		4	152
Share of profits less losses of associates		4	(16)
Profit before taxation		16,368	14,252
Taxation	10	(2,710)	(2,131)
Profit for the year		13,658	12,121
Attributable to:			
Equity holders of the Company		13,494	11,963
Minority interests		164	158
		13,658	12,121
Dividends	11	8,543	7,559
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	12	1.2763	1.1315

CONSOLIDATED BALANCE SHEET
As at 31 December

	Notes	2005 HK$'m	2004 HK$'m
ASSETS			
Cash and short-term funds		115,575	102,647
Placements with banks and other financial institutions maturing between one and twelve months		47,611	107,581
Trade bills		3,039	1,086
Trading securities and other financial instruments at fair value through profit or loss		9,652	–
Derivative financial instruments	18	5,184	–
Hong Kong SAR Government certificates of indebtedness		32,630	34,760
Certificates of deposit held		19,464	22,338
Advances and other accounts	13	335,355	309,211
Investment in securities			
– Available-for-sale securities		42,794	–
– Held-to-maturity securities		164,042	181,050
– Loans and receivables		13,080	–
– Investment securities		–	50
– Other investments in securities		–	8,288
Interests in associates		61	62
Fixed assets		[illegible]	[illegible]

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December

	2005 HK$'m	2004 HK$'m
Cash flows from operating activities		
Operating cash inflow/(outflow) before taxation	29,800	(3,268)
Hong Kong profits tax paid	(2,342)	(1,287)
Overseas profits tax paid	(32)	(6)
Net cash inflow/(outflow) from operating activities	27,426	(4,561)
Cash flows from investing activities		
Dividends received from investments in securities	14	14
Purchase of fixed assets	(569)	(450)
Proceeds from disposal of fixed assets	505	153
Proceeds from disposal of investment properties	270	1,048
Proceeds from disposal of investment securities	–	3
Proceeds from disposal of subsidiaries	61	–
Proceeds from disposal of an associate	–	50
Proceeds from dissolution of associates	6	66
Dividends received from an associate	3	5
Loans to associates	–	(9)
Loans repaid by associates	–	289
Net cash inflow from investing activities	290	1,169
Cash flows from financing activities		
Dividends paid to equity holders of the Company	(7,644)	(6,766)
Dividends paid to minority shareholders	(166)	(99)
Net cash outflow from financing activities	(7,810)	(6,865)
Increase/(decrease) in cash and cash equivalents	19,906	(10,257)
Cash and cash equivalents at 1 January	62,908	73,165
Cash and cash equivalents at 31 December	82,814	62,908

NOTES

1. **Summary of significant accounting policies**

The principal accounting policies applied in the preparation of these consolidated accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.1 Basis of preparation

The consolidated accounts of the Group have been prepared in accordance with HKFRSs (HKFRSs is a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by HKICPA, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by HKMA and the applicable disclosures provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

The consolidated accounts have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale securities, financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss, investment properties which are carried at open market value and premises which are carried at open market value or revalued amount less accumulated depreciation and accumulated impairment losses.

The preparation of accounts in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies.

The adoption of new/revised HKFRSs

In 2005, the Group adopted the new/revised HKFRSs as set out below, which are relevant to its operations. Certain 2004 comparatives have been amended other than those where retrospective application is prohibited or prospective application is allowed in the transitional provision of respective standards.

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 30	Disclosures in the Financial Statements of Banks and Similar Financial Institutions
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 21	Income Taxes - Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations

The adoption of new/revised HKASs 7,8,10,16,27,28,30,33,36,38 and HKFRS 2 did not result in substantial changes to the Group's accounting policies. In summary:

HKAS 1

HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

HKAS 17

Mainland Branches

Following the growth in 2004, the Group's Mainland branches continued to report strong results in 2005. Operating profit before impairment increased by 106% to HK$303 million. Total advances to customers of our Mainland branches rose significantly by 61.4% to HK$15,093 million while customer deposits increased by 1.4% to HK$2,316 million.

During the year, there was further consolidation of the Group's new China business model and matrix management model whereby a head office based in Shanghai would coordinate the China business conducted respectively by BOCHK's Mainland branches, Nanyang Commercial Bank and Chiyu Banking Corporation.

Overall sales capabilities and services in various regions were expanded. By the end of 2005, the Group had nine Mainland branches that were permitted to participate in RMB business. All 14 branches now have the license to provide insurance agency services. In the second half of the year, the Mainland branches introduced the "Structure Deposits Service", "Wealth Management" service and "Option Linked Deposits".

Persistent efforts have been made in the integration of business operation of the Group's retail and corporate banking units in China. Meanwhile, collaboration with BOC has been further strengthened to jointly develop mutually rewarding business. These efforts have solidified the Group's foundations in China and accelerated cross-border services. In 2005, more than 150 cross border customers were referred bilaterally.

Treasury

Results

For 2005, Treasury reported a profit before taxation of HK$3,173 million, an increase of 32.7% due to higher operating income.

Net interest income increased by HK$376 million or 17.5%. Although the flattening yield curve had a negative impact on net interest income, enhanced yields from short-tenor debt securities helped mitigate the effects of the interest rate abnormality and protected the growth of interest income.

Other operating income increased by HK$515 million or 96.6% due to favourable changes in the fair values of foreign exchange swap contracts, interest rate derivatives and other financial instruments.

Investment portfolio diversification to maximize return on residual funds

The Group diversified its medium to long-term investments with mortgage-backed securities, covered bonds and corporate bonds in an attempt to maximize the return on residual funds. This diversification also helped in reducing concentration risks.

Development of sophisticated and customized treasury products

The Group continued to expand its treasury product offerings by introducing a variety of structured deposits geared towards customers' needs such as Gold Linked Deposits (GLD) and Equity Linked Deposits (ELD). The development of these new products significantly enhanced the Group's wealth management capability and directly contributed to the expansion of the size and business volume of the wealth management customer base. This also helped broaden the Group's corporate client base and enriched clients' portfolio.

Leverage on retail and corporate distribution channels

The Group continued to expand the size of its treasury customer base. This was achieved through closer co-operation with the retail and corporate distribution channels, supported by Treasury's strengthened sales and customer services team. A special unit was also formed to provide more personalized support to treasury customers. The number of treasury customers increased by 46% in 2005.

Risk Management

Overview

Risk management is a vital part of the Group's corporate governance framework. The Group believes that sound risk management is a key success factor for any organisation. As such, in its daily operation, the Group emphasises that risk management is the foundation of healthy business development and that a balance must be achieved between risk control and business growth. The principal types of risk inherent in the Group's business are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value while maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of business. The Group has a sound risk management organisational structure as well as comprehensive policies and procedures to identify, measure, monitor and control various risks across the organisation. These risk management polices and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the determination of risk management strategies and for ensuring that the Group has an effective risk management system to implement these risk management strategies. The Risk Committee ("RC"), established by the Board of Directors as a standing committee, is responsible for approving major risk management policies and procedures and major asset and liability management policies.

The Chief Executive's ("CE") responsibility is to ensure the proper implementation of the policies and procedures and various risk limits in accordance with the risk management strategies set by the Board, and to oversee the effectiveness of managing and controlling risk in the day-to-day management. The Chief Risk Officer ("CRO") and the Chief Financial Officer ("CFO") assist the CE to manage various types of risks. The CRO oversees the management of reputation risk, legal and compliance risk, credit risk, market risk and operational risk. The CFO is responsible for strategic risk, interest rate risk and liquidity risk.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are managed under risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

	Note		
Fixed assets		[illegible]	[illegible]
Investment properties		18,316	16,496
Deferred tax assets	16	7,539	5,381
Other assets		4	12
		7,759	7,814
Total assets		822,105	796,776
LIABILITIES			
Hong Kong SAR currency notes in circulation		32,630	34,760
Deposits and balances of banks and other financial institutions		40,655	34,440
Trading liabilities and other financial instruments at fair value through profit or loss		7,924	–
Derivative financial instruments	18	4,193	–
Deposits from customers		633,091	631,330
Certificates of deposit issued			
– at fair value through profit or loss		3,829	–
– at amortised cost		136	3,788
Deferred tax liabilities	16	3,055	947
Other accounts and provisions		15,859	21,751
Total liabilities		741,372	727,016
EQUITY			
Minority interests		1,298	1,239
Share capital		52,864	52,864
Reserves		26,571	15,657
Capital and reserves attributable to the equity holders of the Company		79,435	68,521
Total equity		80,733	69,760
Total liabilities and equity		822,105	796,776

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Reserve for fair value changes of available-for-sale securities	Regulatory reserve*	Retained earnings	Total	Minority interests	Total equity
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2004	52,864	62	–	(3)	–	–	7,338	60,261	1,156	61,417
Net profit for the year	–	–	–	–	–	–	11,963	11,963	158	12,121
Currency translation difference	–	–	–	(2)	–	–	–	(2)	–	(2)
2003 dividend paid	–	–	–	–	–	–	(3,383)	(3,383)	(55)	(3,438)
2004 interim dividend paid	–	–	–	–	–	–	(3,383)	(3,383)	(44)	(3,427)
Revaluation of properties	–	2,895	629	–	–	–	–	3,524	29	3,553
Release upon disposal of properties	–	(6)	(6)	–	–	–	6	(6)	–	(6)
Release to deferred tax liabilities	–	(453)	–	–	–	–	–	(453)	(5)	(458)
At 31 December 2004	52,864	2,498	623	(5)	–	–	12,541	68,521	1,239	69,760
Company and subsidiaries	52,864	2,498	623	(5)	–	–	12,574	68,554		
Associates	–	–	–	–	–	–	(33)	(33)		
	52,864	2,498	623	(5)	–	–	12,541	68,521		
At 1 January 2005										
As previously reported	52,864	2,498	623	(5)	–	–	12,541	68,521	1,239	69,760
Opening adjustments (Note 2)	–	–	(623)	–	–	3,410	(226)	2,561	37	2,598
Balance after opening adjustments	52,864	2,498	–	(5)	–	3,410	12,315	71,082	1,276	72,358
Net profit for the year	–	–	–	–	–	–	13,494	13,494	164	13,658
Currency translation difference	–	–	–	1	–	–	–	1	–	1
2004 dividend paid	–	–	–	–	–	–	(4,176)	(4,176)	(55)	(4,231)
2005 interim dividend paid	–	–	–	–	–	–	(3,468)	(3,468)	(111)	(3,579)
Revaluation of premises	–	3,321	–	–	–	–	–	3,321	29	3,350
Change in fair value of available-for-sale securities taken to equity	–	–	–	–	(293)	–	–	(293)	–	(293)
Release upon disposal of premises	–	(269)	–	–	–	–	269	–	–	–
Release (to)/from deferred tax liabilities	–	(507)	–	–	43	–	–	(464)	(5)	(469)
Amortisation with respect to available-for-sale securities transfer to held-to-maturity securities	–	–	–	–	5	–	(33)	(28)	–	(28)
Release of reserve upon derecognition of available-for-sale securities	–	–	–	–	–	–	(34)	(34)	–	(34)
Transfer from retained earnings	–	–	–	–	–	116	(116)	–	–	–
At 31 December 2005	52,864	5,043	–	(4)	(245)	3,526	18,251	79,435	1,298	80,733
Company and subsidiaries	52,864	5,043	–	(4)	(245)	3,526	18,280	79,464		
Associates	–	–	–	–	–	–	(29)	(29)		
	52,864	5,043	–	(4)	(245)	3,526	18,251	79,435		
Representing:										
2005 final dividend proposed							5,075			
Others							13,176			
Retained earnings as at 31 December 2005							18,251			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances on advances recognised under HKAS 39.

HKAS 17

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land from fixed assets to operating leases if the land element can be split reliably. The up-front prepayments made for the leasehold land will then be expensed in the profit and loss account on a straight-line basis over the period of the lease. In prior years, the leasehold land was accounted for at fair value or revalued amount less subsequent depreciation. It is determined that the values of the land and building elements of the Group's leasehold properties cannot be split reliably, the treatment of the leasehold properties is consistent with prior years.

HKAS 21

In HKAS 21, the functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities except those located outside Hong Kong have the same functional currency as the presentation currency for the respective entities' accounts.

HKAS 24

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

The adoption of HKAS 24 "Related Party Disclosures" has affected the identification of related parties and some other related-party disclosures. This HKAS requires the disclosure of the compensation of key management personnel. In addition, it requires the Group to disclose related party transactions with state-controlled entities as these profit-oriented state-controlled entities are no longer exempted from disclosure.

HKAS 32 and HKAS 39

The adoption of HKAS 32 has resulted in providing additional disclosures of terms, conditions, accounting policies, risk and fair values of financial instruments throughout the notes to the accounts.

The adoption of HKAS 39 has resulted in changes in the accounting policies relating to the recognition and measurement of financial instruments with details set out in notes 1.5, 1.8 to 1.11 and 1.13.

HKAS 40

The adoption of revised HKAS 40 has resulted in a change in the accounting policy for investment properties as changes in fair values are now recorded in the profit and loss account. In prior years, the increases in fair value were credited to the investment properties revaluation reserve. Decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter were expensed in the profit and loss account.

HKAS-Int 21

The adoption of revised HKAS-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred income tax liability arising from the revaluation of investment properties. Such deferred income tax liability is measured on the basis of tax consequences that would follow from the recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale and no deferred income tax liability was recognised.

HKFRS 5

The adoption of HKFRS 5 has resulted in a change in accounting policy for repossessed collateral assets. Repossessed collateral assets are reported as "Repossessed assets" under "Other assets" and the relevant loans and impairment allowances are derecognised. The repossessed collateral assets are measured at lower of carrying amount of derecognised loans and net realisable value of the repossessed collateral.

In prior years, loans and advances where assets had been repossessed continued to be reported as "Advances to customers" on the balance sheet and the carrying value was adjusted down to net realisable value of the repossessed assets.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit recognition, derecognition and measurement of financial assets and liabilities in accordance with these standards on a retrospective basis. The Group continued to apply the previous standard, SSAP 24 "Accounting for investments in securities", to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005.
- HKAS 40 does not require the Group to restate the comparative information and any adjustment should be made to retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment property.
- HKAS-Int 21 – deferred income tax is provided on revaluation surplus of investment properties in accordance with HKAS-Int 21. As the retrospective effect is immaterial, no restatement of prior year comparative figures has been made.
- HKFRS 5 – applied prospectively after the adoption date.

The HKICPA has issued a number of new and revised HKFRSs which are effective for accounting periods beginning on or after 1 January 2006. The Group has not early adopted any of the following new Standards or Interpretations which are relevant to the Group:

HKAS 1 (Amendment)	Capital Disclosures
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an Arrangement contains a Lease

The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

1.2 *Consolidation*

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

(a) *Subsidiaries*

Subsidiaries are those entities in which the Group, directly or indirectly, controls the composition of the Board of Directors, controls more than half of the voting power or holds more than half of the issued share capital that entitle the Group to govern the financial and operating policies of the entities. The existence and effect of any potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

The purchase method of accounting is used to account for any acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values as of the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss account.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Where necessary, accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less allowance for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets including goodwill on acquisition net of any accumulated impairment loss and any related accumulated foreign currency translation difference.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's interests in associates includes goodwill on acquisition net of any accumulated impairment loss and any related accumulated foreign currency translation difference.

The Group's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses unless the Group has incurred obligations or made payments on behalf of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the Company's balance sheet, any interests in associates are stated at cost less allowance for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

1.3 *Segmental reporting*

A business segment is a distinguishable component of the Group that is engaged in providing products and services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is a distinguishable component of the Group that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

1.4 *Foreign currency translation*

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using average exchange rates or the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions are recognised directly in the profit and loss account. Assets and liabilities denominated in foreign currencies are translated at the closing rate at the balance sheet date. The differences arising from translation are recognised in the profit and loss account except for translation differences on non-monetary items such as equity classified as available-for-sale financial assets are included in the fair value change reserve in equity.

The results and financial position of all Group entities that have a functional currency different from Hong Kong dollars are translated into Hong Kong dollars as follows:

- assets and liabilities are translated at the closing rate at the balance sheet date;
- income and expenses are translated at average exchange rates; and
- all resulting exchange differences are recognised in the currency translation reserve in equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the profit and loss account, as part of the gain or loss on sale.

1.5 *Derivative financial instruments and hedge accounting*

From 1 January 2004 to 31 December 2004

Off-balance sheet financial instruments included derivatives, such as futures, forwards, swaps, options and other transactions undertaken by the Group in the foreign exchange, interest rate, equity and other markets. The accounting for these derivatives was dependent on whether the transactions were undertaken for dealing or hedging purposes when the Group entered into a derivative contract.

Derivative financial instruments other than those transacted to hedge risk were deemed to be held for dealing purposes. Transactions undertaken for dealing purposes were marked to market at fair value. For exchange traded contracts, fair value was based on

1.8 *Financial assets*

From 1 January 2004 to 31 December 2004

All financial assets were carried at cost less amortisation and impairment allowances, except for "Other investment in securities" and derivative assets held for dealing which were measured at fair value. Gains and losses from changes in fair value were recognised in the profit and loss account.

The fair values of quoted investments in active markets were based on current market mid prices or closing prices as at the balance sheet date.

From 1 January 2005 onwards

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments and available-for-sale financial assets. Management determines the classification of its investment at initial recognition. The classification depends on the purpose for which the financial assets were held. All financial assets are classified at inception or date of transition to the new HKFRS and are recognised initially at fair value. Except for financial assets carried at fair value through profit or loss, all transaction costs of financial assets are included in their amortised costs.

(1) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated as at fair value through profit or loss at inception or date of transition to the new HKFRS. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. A financial asset is typically designated as at fair value through profit or loss if it meets the following criteria:

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or
- a group of financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and this is the basis on which information about these assets and liabilities is provided internally to the management.

Financial assets at fair value through profit or loss are subsequently measured at fair value. Transaction costs of financial assets so designated are taken directly to the profit and loss account. Changes in fair value of financial assets in this category are recognised in the profit and loss account as they arise.

(2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, including placements with banks and other financial institutions, investment debt securities without an active market and loans and advances to customers. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are carried at amortised cost using the effective interest method.

(3) Held-to-maturity

Financial assets classified as held-to-maturity are those traded in active markets, with fixed or determinable payments and fixed maturities that the Group's management has both the positive intention and the ability to hold to maturity. Held-to-maturity investments are carried at amortised cost using the effective interest method. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available-for-sale.

(4) Available-for-sale

Financial assets classified as available-for-sale are those that are either designated as such or are not classified in any of the other categories. They are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices.

Available-for-sale financial assets are measured at fair value. The difference between fair value and amortised cost are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is then transferred to the profit and loss account.

Interest derived from available-for-sale financial instrument is recognised using the effective interest method in the profit and loss account. Dividends on equity instruments classified as available-for-sale are recognised in the profit and loss account when the Group's right to receive payment is established.

1.9 *Financial liabilities*

From 1 January 2004 to 31 December 2004

All financial liabilities except short positions in trading securities and derivative liabilities held for dealing were carried at cost or amortised cost. Short positions in trading securities and derivative liabilities held for dealing were measured at fair value and any gains and losses from changes in fair value were recognised in the profit and loss account.

From 1 January 2005 onwards

The Group classifies its financial liabilities under the following categories: trading liabilities, financial liabilities designated as at fair value through profit or loss, deposits, debt securities in issue and other liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

(1) Trading liabilities

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the short term. It is measured at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

(2) Financial liabilities designated as at fair value through profit or loss

A financial liability can be designated as at fair value through profit or loss if it is so designated at inception or the date of transition to the new HKFRSs. Financial liabilities so designated include certain certificates of deposit issued and certain deposits received from customers that are embedded with derivatives. A financial liability is typically so designated if it meets the following criteria:

- it eliminates or significantly reduces a measurement or recognition

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the profit and loss account. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument's fair value using an observable market price.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of similar and relevant credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit risk characteristics similar to those in the group.

When a loan is uncollectible, it is written off against the related allowance for impairment losses. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses in the profit and loss account.

If, in a subsequent period, the amount of allowance for impairment losses decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the profit and loss account.

Impairment losses recognised in the profit and loss account for equity investments carried at amortised cost shall not be reversed.

(2) Assets measured at fair value

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative losses, measured as the difference between the acquisition cost or amortised cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account, is removed from equity and recognised in the profit and loss account. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account, the impairment loss is reversed through the profit and loss account. With respect to equity instruments, such reversals are made through the available-for-sale reserve within equity.

1.14 *Intangible assets*

Intangible assets principally comprise computer software. Intangible assets are stated in the accounts at cost less accumulated amortisation and impairment. Amortisation for intangible assets is calculated on a straight-line basis from the month of acquisition or operation over the shorter of their estimated beneficial lives or effective useful periods (normally not exceeding five years) and is recognised in the profit and loss account.

When the estimated recoverable amount of a specific intangible asset is lower than its carrying amount, an impairment loss is recognised in the profit and loss account.

1.15 *Fixed assets*

(1) Premises, equipment, fixtures and fittings

Premises mainly comprise of branches and offices. Premises are shown at open market value based on periodic, but at least triennial, valuations by external independent valuers less subsequent depreciation. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. In the intervening years, the directors review the carrying value of premises, by reference to the open market value of similar properties, and adjustments are made when there has been a material change. All equipment, fixtures and fittings are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition and installation of the items.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to the profit and loss account during the financial period in which they are incurred.

Increases in the carrying amount arising on revaluation of premises are credited to the premises revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same individual asset are charged against premises revaluation reserve directly in equity; all other decreases are expensed in the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously debited, and then to the premises revaluation reserve. Upon disposal of premises, the relevant portion of the premises revaluation reserve realised in respect of previous valuations is released and transferred from the premises revaluation reserve to retained earnings.

marked to market at fair value. For exchange traded contracts, fair value was based on quoted market prices. For non-exchange traded contracts, fair value was based on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. The gain or loss arising from changes in fair value was recognised in the profit and loss account as "Net gain/(loss) from foreign exchange activities" or "Net gain/(loss) from other dealing activities".

Unrealised gains/losses on transactions which were marked to market were included in "Other assets" or "Other accounts and provisions".

Transactions undertaken for hedging purposes were designated at inception and the hedging instrument was required to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the life of the hedge. Hedging instruments were valued on an equivalent basis to the assets, liabilities or net positions that they were hedging. Any profit or loss was recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

If a derivative transaction no longer met the criteria for a hedge set out above, the derivative was deemed to be held for dealing purposes and was accounted for as set out above.

From 1 January 2005 onwards

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair values. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative and are categorised as held for trading under fair value through profit or loss unless they are designated as hedges and are effective hedging instruments, then they are subject to measurement under the hedge accounting requirements.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group may recognise profits on the date of transaction.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the profit and loss account.

The Group designates certain derivatives as hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge). Hedge accounting is used for derivatives designated in this way.

The Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. These criteria should be met before a hedging can be qualified to be accounted for under hedge accounting.

Changes in the fair value of derivatives that are designated and qualified as effective fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

For derivative instruments held for trading and those that do not qualify for hedge accounting, changes in their fair value are recognised immediately in the profit and loss account.

1.6 *Offsetting financial instruments*

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

1.7 *Interest income and expense and fees and commission income and expense*

From 1 January 2004 to 31 December 2004

Interest income and expense was recognised in the profit and loss account as it accrued, except in the case of doubtful debts, where interest was credited to a suspense account which was netted in the balance sheet against the relevant balances. Fees and commission income were recognised in the period when earned unless they related to transactions involving an interest rate risk or other risks which extended beyond the then current period, in which case they were amortised over the period of the transaction as commission. Premiums or discounts of debt securities held, or debt instruments in issue, were amortised over the period from the date of purchase or issue to the date of maturity, as part of interest income or interest expense.

From 1 January 2005 onwards

Interest income and expense are recognised in the profit and loss account for all instruments carried at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes fees, premiums or discounts and basis points paid or received between parties to the contract, and directly attributable origination fees and costs which represent an integral part of the effective yield are amortised over the expected life of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised on the written down value using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Subsequent unwinding of the discount allowance is recognised as interest income.

Income and amortisation derived using the effective interest method for available-for-sale securities and financial instruments at fair value through profit or loss continue to be recognised as interest income or interest expense in the profit and loss account.

Fees and commissions are generally recognised on an accrual basis ratably over the period when the related service has been provided. Loan syndication fees are recognised as revenue when the related syndication arrangement has been completed and the Group has retained no part of the loan package for itself or has retained a part at the same effective interest rate as that of other participants.

- it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or
- a group of financial assets and financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and this is the basis on which information about these assets and liabilities is provided internally to the management.

Financial liabilities designated at fair value through profit or loss are measured at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

(3) Deposits, debt securities in issue and other liabilities

Deposits and debt securities in issue, other than those classified as trading liabilities or designated as at fair value through profit or loss, together with other financial liabilities are carried at amortised cost.

1.10 *Valuation of securities and derivatives*

From 1 January 2004 to 31 December 2004

The fair values of quoted investments and financial liabilities in active markets were based on current market mid prices or closing prices as at the balance sheet date.

From 1 January 2005 onwards

The fair values of financial assets and financial liabilities that are quoted in active markets are based on current bid prices and current ask prices respectively. If the market for a financial asset is not active (including unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

1.11 *Recognition and derecognition of financial instruments*

Purchases and sales of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity are recognised on the trade date, the date on which the Group purchases or sells the assets. Loans and receivables (except investment securities) are recognised when cash is advanced to the borrowers. Financial assets are initially recognised at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Securities and bills sold to a counter-party with an obligation to repurchase at a pre-determined price on a specified future date under a repurchase agreement are referred to as Repos. Securities and bills purchased from a counter-party with an obligation to re-sell to the counter-party at a pre-determined price on a specified future date under a resale agreement are referred to as Reverse repos.

Repos are initially recorded as due to banks, placements from banks and other financial institutions, as appropriate, at the actual amount of cash received from the counter-party. The financial assets used to collateralise repurchase agreements are recorded as investment securities or financial assets at fair value through profit or loss. Reverse repos are initially recorded in the balance sheet as cash and due from banks or placements with banks and other financial institutions, as appropriate, at the actual amount of cash paid to the counter-party. The financial assets received as collateral under reverse repurchase agreements are not recorded on the balance sheet. The difference between sale and repurchase price is recognised as interest income or interest expense over the life of the agreements using the effective interest method.

1.12 *Precious metals*

Precious metals comprise gold, silver and other precious metals. Precious metals that are related to the Group's trading activities are initially recognised at fair value and subsequently re-measured at their respective market prices as of the balance sheet date. Mark-to-market gains or losses on precious metals related to the Group's trading activities are included in net trading income.

1.13 *Impairment of financial assets*

From 1 January 2004 to 31 December 2004

Provisions were made against specific loans and advances as and when there were doubts on the ultimate recoverability of principal and interest in full on an individually assessed basis. Specific provision was made to reduce the carrying value of the assets to their recoverable amount. Where it was not possible to reliably estimate the loss, the Group applied pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures. In addition, amounts were set aside as a general provision for performing loans on pre-determined provisioning levels. Provisions were charged to the profit and loss account when provided.

Financial assets other than loans and advances were reviewed on each balance sheet date to determine whether there was any indication of impairment. If the recoverable amount of the asset was estimated to be less than its carrying amount, the carrying amount of the asset was reduced to its recoverable amount and the impairment loss was recognised in the profit and loss account.

From 1 January 2005 onwards

(1) Assets carried at amortised cost

The Group assesses as of each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the lender would not otherwise consider;

(iv) it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

transferred from the premises revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line method to write down the cost or revalued amounts of such assets over their estimated useful lives as follows:

– Premises	Over the remaining period of lease
– Equipment, fixtures and fittings	3-15 years

The assets' useful lives are reviewed, and adjusted if appropriate, as of each balance sheet date.

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment loss is recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use. Impairment loss is reversed through the premises revaluation reserve or profit and loss account as appropriate.

Gains and losses on disposals are determined by comparing net sales proceeds with carrying amount. These are included in the profit and loss account.

(2) *Property under development*

Property under development represents assets under construction or installation and is stated at cost less impairment losses. Cost comprises equipment cost, cost of development, construction and installation, interest and other direct costs attributable to the development. Items classified as property under development are transferred to premises or investment properties when such assets are ready for their intended use, and the depreciation charge commences from the month such assets are transferred to premises.

Impairment losses are recognised for idle projects with respect to which management has determined that resumption in the foreseeable future is not probable. The impairment loss is equal to the extent to which the estimated recoverable amount of a specific project is less than its carrying amount. The recoverable amount is the asset's fair value less costs to sell. Any impairment losses or reversals are charged or credited to the profit and loss account.

1.16 *Investment properties*

From 1 January 2004 to 31 December 2004

Investment properties were carried at valuation assessed by professional valuers on the basis of open market value. Changes in the value of investment properties were treated as a movement in the investment properties revaluation reserve on a portfolio basis. Unless the total of the reserve was insufficient to cover a deficit, then the deficit exceeding the total investment properties revaluation reserve was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged.

Properties leased out within consolidated group companies were classified as premises in both the individual companies' accounts and consolidated accounts.

From 1 January 2005 onwards

Properties that are held for long-term rental yields or for capital appreciation or both, and that are not occupied by the companies in the consolidated Group, are classified as investment properties. Properties leased out within consolidated group companies are classified as investment properties in individual companies' accounts and as premises in consolidated accounts. Land held under operating lease is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it is a finance lease.

Investment properties are recognised initially at cost, including related transaction costs. After initial recognition, investment properties are measured at fair value assessed by professional valuers on the basis of open market value.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Any changes in fair value are reported directly in the profit and loss account. Deferred income tax is provided on revaluation surpluses of investment properties in accordance with HKAS-Int 21 ("Income Taxes - Recovery of Revalued Non-Depreciable Assets") on HKAS 12 ("Income Taxes").

If an investment property becomes owner-occupied, it is reclassified as premises, and its fair value at the date of reclassification becomes its cost for accounting purposes. If an item of premises becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of premises under HKAS 16 ("Property, Plant and Equipment"). However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit and loss account.

1.17 *Leases*

(1) *Operating leases*

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The total payments made under operating leases (net of any incentives received from the lessor) which include land use rights with payments that are separately identifiable at inception of the lease are charged to the profit and loss account on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Where the Group is a lessor, the assets subject to the operating lease are accounted for as investment properties. Rental income from operating leases is recognised on a straight-line basis over the lease term.

(2) *Finance Leases on properties*

From 1 January 2004 to 31 December 2004

Leasehold properties regarded as finance leases were stated at valuation determined by the directors with reference to a valuation conducted by independent professional valuers.

From 1 January 2005 onwards

Upon adoption of HKAS 17 ("Leases"), where the land and buildings elements of leasehold properties held for own use can be split reliably as at inception of the lease, this results in a change in the classification of leasehold land and land use rights from fixed assets to operating leases. The up-front prepayments made or other costs incurred for acquiring the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease. Where there is impairment of the up-front prepayments, the impairment is expensed in the profit and loss account immediately. Where the land and building cannot be split reliably as at the inception of the lease, the land and building elements will continue to be treated as finance leases and measured at fair value.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Separate measurement of the land and buildings elements is not required when the Group's interest in both land and buildings is classified as investment properties as if it is finance lease and is measured at fair value.

Pursuant to the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance") 2001, all assets and liabilities of the designated branches and subsidiaries, and the shares of certain entities of the legacy Bank of China Group in Hong Kong were effectively transferred to BOCHK, which was immediately owned by the then newly formed BOC Hong Kong (Holdings) Limited ("the Merger"). This was a significant event and the Group has therefore adopted the valuation at the date of the Merger as the deemed cost for its leasehold properties to reflect the circumstances at the time of the Merger.

On adoption of the deemed cost at the date of Merger, the Group made reference to the independent property valuation conducted as at 31 August 2001 for the purpose of the Merger, which did not split the values of the leasehold properties between the land and building elements. Any means of subsequent allocation of the valuation of the leasehold properties at the date of Merger between the land and building elements would be notional and therefore would not represent reliable information. It is determined that the values of the land and building elements of the Group's leasehold properties cannot be reliably split and the leasehold properties are treated as finance leases. The Group has also adopted the revaluation model under HKAS 16 ("Property, Plant and Equipment") by which assets held for own use arising under these finance leases are measured at fair value less any accumulated depreciation and impairment losses.

1.18 *Cash and cash equivalents*

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with original maturity less than three months from the date of acquisition, including cash, balances with banks and other financial institutions, short-term bills and notes categorised as investment securities and certificates of deposits.

1.19 *Provisions*

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

1.20 *Employee benefits*

(1) Retirement benefit costs

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes that are available to the Group's employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the profit and loss account as incurred and represent contributions payable by the Group to the schemes. Share of contributions made by the Group that are forfeited by those employees who leave the ORSO scheme prior to the full vesting of their entitlement to the contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

(2) Leave entitlements

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

(3) Bonus plans

The expected cost of bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made. Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

1.21 *Deferred income taxes*

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The principal temporary differences arise from asset impairment provisions, depreciation of property and equipment, revaluation of certain assets and liabilities including derivative contracts and available-for-sale securities, properties and tax losses carried forward. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax liabilities are provided in full on all taxable temporary differences and deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise.

Deferred income tax is charged or credited in the profit and loss account except when it relates to items charged or credited directly to equity, in which case the deferred income tax is also dealt with in equity, such as the fair value re-measurement of available-for-sale investments and revaluation of premises.

1.22 *Repossessed assets*

	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
Increase/(decrease) in assets as at 1 January 2005			
Cash and short-term funds	(1,350)	–	(1,350)
Placements with banks and other financial institutions maturing between one and twelve months	319	–	319
Trading securities and other financial instruments at fair value through profit or loss	11,594	–	11,594
Derivative financial instruments	6,334	–	6,334
Certificates of deposit held	45	–	45
Advances and other accounts	1,274	–	1,274
Available-for-sale securities	21,968	–	21,968
Held-to-maturity securities	(22,821)	–	(22,821)
Investment securities	(50)	–	(50)
Other investments in securities	(8,288)	–	(8,288)
Deferred tax assets	1	–	1
Other assets	92	–	92
	9,118	–	9,118
Increase/(decrease) in liabilities as at 1 January 2005			
Deposits and balances of banks and other financial institutions	16	–	16
Trading liabilities and other financial instruments at fair value through profit or loss	3,792	–	3,792
Derivative financial instruments	6,805	–	6,805
Deposits from customers	(1,357)	–	(1,357)
Certificates of deposit issued	63	–	63
Deferred tax liabilities	588	637	1,225
Other accounts and provisions	(4,024)	–	(4,024)
	5,883	637	6,520
Increase/(decrease) in equity as at 1 January 2005			
Investment properties revaluation reserve	–	(623)	(623)
Regulatory reserve*	3,410	–	3,410
Retained earnings	(212)	(14)	(226)
	3,198	(637)	2,561
Minority interests	37	–	37
	3,235	(637)	2,598

* The regulatory reserve has been set up, as a consequence of the adoption of HKAS 39, for general banking risks in accordance with the requirements of the HKMA.

(b) The estimated effect of adopting these new accounting standards on consolidated profit and loss account are as follows:

	HKAS 32 & HKAS 39 HK$'m	HKAS 40 & HKAS-INT 21 HK$'m	Total HK$'m
For the year ended 31 December 2005			
Increase/(decrease) in			
Net interest income	(257)	–	(257)
Net fees and commission income	(146)	–	(146)
Net trading income	705	–	705
Reversal of loan impairment allowances on advances	1,169	–	1,169
Net gain from fair value adjustments on investment properties	–	1,382	1,382
Taxation	(240)	(339)	(579)
Total effect for the year	1,231	1,043	2,274
	HK$	HK$	HK$
Earnings per share impact	0.12	0.10	0.22

There is no significant effect of adopting new accounting standards on the consolidated profit and loss account for the year ended 31 December 2004.

3. Net Interest Income

	2005 HK$'m	2004 HK$'m
Interest income		
Cash and due from banks and other financial institutions	3,963	2,493
Advances to customers	13,176	8,183
Listed investments	2,007	1,753
Unlisted investments	6,090	2,861
Others	639	388
	25,875	15,678
Interest expense		
Due to banks, customers and other financial institutions	(12,314)	(3,911)
Debt securities in issue	(112)	(82)
Others	(575)	(492)
	(13,001)	(4,485)
Net interest income	12,874	11,193

Included within interest income is HK$128 million of interest with respect to income recognised on advances classified as impaired for the year ended 31 December 2005.

4. Net fees and commission income

	2005 HK$'m	2004 HK$'m
Fees and commission income		

10. Taxation

Taxation in the profit and loss account represents:

	2005 HK$'m	2004 HK$'m
Hong Kong profits tax		
– current year taxation	2,282	2,116
– over-provision in prior years	(34)	(91)
Deferred tax charge	423	152
	2,671	2,177
Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships	(3)	(203)
	2,668	1,974
Investments in partnerships written off	3	139
Hong Kong profits tax	2,671	2,113
Overseas taxation	39	17
	2,710	2,130
Share of taxation attributable to associates	–	1
	2,710	2,131

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 31 December 2005, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$165 million (2004: HK$613 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

The total assets and liabilities of the aforementioned partnerships are as follows:

	2005 HK$'m	2004 HK$'m
Assets	589	2,356
Liabilities	433	1,655

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	2005 HK$'m	2004 HK$'m
Profit before taxation	16,368	14,252
Calculated at a taxation rate of 17.5% (2004: 17.5%)	2,864	2,494
Effect of different taxation rates in other countries	(19)	(41)
Income not subject to taxation	(184)	(333)
Expenses not deductible for taxation purposes	81	181
Tax losses not recognised	10	3
Utilisation of previously unrecognised tax losses	(8)	(19)
Over-provision in prior years	(34)	(91)
Tax benefits from partnerships	–	(64)
Share of taxation attributable to associates	–	1
Taxation charge	2,710	2,131
Effective tax rate	16.6%	15.0%

11. Dividends

	2005 Per share HK$	2005 Total HK$'m	2004 Per share HK$	2004 Total HK$'m
Interim dividend	0.328	3,468	0.320	3,383
Proposed final dividend	0.480	5,075	0.395	4,176
	0.808	8,543	0.715	7,559

At a meeting held on 18 August 2005, the Board declared an interim dividend of HK$0.328 per ordinary share for the first half of 2005 amounting to approximately HK$3,468 million.

At a meeting held on 23 March 2006, the Board proposed to declare a final dividend of HK$0.480 per ordinary share for the year ended 31 December 2005 amounting to approximately HK$5,075 million. This declared final dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2006.

12. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the year ended 31 December 2005 of approximately HK$13,494 million (2004: HK$11,963 million) and on the ordinary shares in issue of 10,572,780,266 shares (2004: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December of 2005 (2004: Nil).

13. Advances and other accounts

	2005 HK$'m	2004 HK$'m
Advances to customers	334,014	313,226
Accrued interest	–	2,480
	334,014	315,706
Loan impairment allowances/Provision for bad and doubtful debts		
– Individually assessed (Note 14)	(983)	–
– Collectively assessed (Note 14)	(731)	–
– Specific provision (Note 15)	–	(2,320)
– General provision (Note 15)	–	(5,465)
	(1,714)	(7,785)
	332,300	307,921

1.22 Repossessed assets

From 1 January 2004 to 31 December 2004

Repossessed assets continued to be reported as non-performing loans and advances until all collection efforts were exhausted and the repossessed assets were realised. Before realisation, loan impairment allowances were made after taking into account the market value of the repossessed assets to adjust the carrying value of related loans and advances to their net realisable values.

From 1 January 2005 onwards

Upon adoption of HKFRS 5 ("Non-current Assets Held for Sale and Discontinued Operations"), repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances together with the related impairment allowances are then derecognised from the balance sheet. Subsequently, repossessed assets are measured at the lower of their cost or net realisable value and are reported as 'Noncurrent assets held for sale' under 'Other assets'.

1.23 Fiduciary activities

The Group commonly acts as a trustee, or in other fiduciary capacities, that result in its holding or managing assets on behalf of individuals, trusts and other institutions. These assets and any income or losses arising thereon are excluded from these accounts, as they are not assets of the Group.

1.24 Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised as a provision but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When the inflow is virtually certain, it will be recognised as an asset.

1.25 Related parties

For the purposes of these accounts, a party is considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals or entities.

2. Effect of adopting new HKASs

(a) The estimated effect of adopting these new accounting standards on consolidated balance sheet items are as follows:

	HKFRS 5	HKAS 32 & HKAS 39	HKAS 40 & HKAS-INT 21	Total
	HK$'m	HK$'m	HK$'m	HK$'m
Increase/(decrease) in assets as at 31 December 2005				
Cash and short-term funds	–	(1,326)	–	(1,326)
Placements with banks and other financial institutions maturing between one and twelve months	–	183	–	183
Trading securities and other financial instruments at fair value through profit or loss	–	9,652	–	9,652
Derivative financial instruments	–	5,184	–	5,184
Certificates of deposit held	–	84	–	84
Advances and other accounts	(228)	4,576	–	4,348
Available-for-sale securities	–	42,794	–	42,794
Held-to-maturity securities	–	(54,170)	–	(54,170)
Loans and receivables	–	13,080	–	13,080
Investment securities	–	(50)	–	(50)
Other investments in securities	–	(9,069)	–	(9,069)
Other assets	228	(1,188)	–	(960)
	–	9,750	–	9,750
Increase/(decrease) in liabilities as at 31 December 2005				
Deposits and balances of banks and other financial institutions	–	27	–	27
Trading liabilities and other financial instruments at fair value through profit or loss	–	7,924	–	7,924
Derivative financial instruments	–	4,193	–	4,193
Deposits from customers	–	(5,165)	–	(5,165)
Certificates of deposit issued	–	(36)	–	(36)
Deferred tax liabilities	–	821	968	1,789
Other accounts and provisions	–	(2,087)	–	(2,087)
	–	5,677	968	6,645
Increase/(decrease) in equity as at 31 December 2005				
Premises revaluation reserve	–	–	2	2
Investment properties revaluation reserve	–	–	(2,005)	(2,005)
Reserve for fair value changes of available-for-sale securities	–	(245)	–	(245)
Regulatory reserve*	–	3,526	–	3,526
Retained earnings	–	750	1,031	1,781
	–	4,031	(972)	3,059
Minority interests	–	42	4	46
	–	4,073	(968)	3,105

* The regulatory reserve has been set up, as a consequence of the adoption of HKAS 39, for general banking risks in accordance with the requirements of the HKMA.

	HK$'m	HK$'m
Fees and commission income		
Securities brokerage	834	934
Credit cards	737	666
Bills commissions	532	547
Loan commissions	263	490
Payment services	381	349
Insurance	329	314
Asset management	183	233
Trust services	107	75
Guarantees	43	38
Others		
– safe deposit box	169	161
– low deposit balance accounts	45	63
– currency exchange	102	52
– BOC cards	32	35
– dormant accounts	25	28
– agency services	12	24
– postage and telegrams	27	25
– information search	37	33
– correspondent banking	19	18
– RMB business	43	26
– sundries	190	196
	4,110	4,307
Fees and commission expenses	(1,057)	(1,086)
Net fees and commission income	3,053	3,221

5. Net trading income

	2005	2004
	HK$'m	HK$'m
Net gain/(loss) from:		
– foreign exchange and foreign exchange products	1,464	1,064
– interest rate instruments	146	(22)
– equity instruments	12	26
– commodities	52	55
	1,674	1,123

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

6. Other operating income

	2005	2004
	HK$'m	HK$'m
Dividend income from investments in securities		
– unlisted investments	14	14
Gross rental income from investment properties	194	210
Less: Outgoings in respect of investment properties	(62)	(69)
Others	149	165
	295	320

Included in the "Outgoings in respect of investment properties" were HK$17 million (2004: HK$13 million) of direct operating expenses related to investment properties that were not let during the year.

7. Operating expenses

	2005	2004
	HK$'m	HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	3,217	3,049
– termination benefit	1	1
– pension cost	252	241
	3,470	3,291
Premises and equipment expenses (excluding depreciation)		
– rental of premises	258	226
– information technology	283	301
– others	202	198
	743	725
Depreciation	566	585
Auditors' remuneration		
– audit services	27	24
– non-audit services	8	16
Other operating expenses	916	864
	5,730	5,505

8. Reversal of loan impairment allowances on advances

	2005	2004
	HK$'m	HK$'m
Net reversal of loan impairment allowances on advances		
– Individually assessed	1,377	–
– Collectively assessed	1,268	–
	2,645	–
Of which		
– new allowances	(1,315)	–
– releases	2,321	–
– recoveries (Note 14)	1,639	–
Net credit to profit and loss account (Note 14)	2,645	–

9. Write-back of bad and doubtful debts

	2005	2004
	HK$'m	HK$'m
Net credit for bad and doubtful debts		
Specific provisions		
– new provisions	–	(1,520)
– releases	–	1,851
– recoveries (Note 15)	–	1,356
	–	1,687
General provisions (Note 15)	–	(59)
Net credit to profit and loss account (Note 15)	–	1,628

	332,300	307,921
Advances to banks and other financial institutions	3,055	1,290
Total	335,355	309,211

As at 31 December 2005, advances to customers include accrued interest on gross advances of HK$1,203 million.

As at 31 December 2005, impaired advances to customers are analysed as follows:

	2005
	HK$'m
Gross impaired advances to customers (Note a)	4,263
Loan impairment allowances made in respect of such advances	1,269
Gross impaired advances to customers as a percentage of gross advances to customers	1.28%

As at 31 December 2004, non-performing loans were analysed as follows:

	2004
	HK$'m
Non-performing loans (Note b)	9,239
Specific provisions made in respect of such advances	2,269
Non-performing loans as a percentage of total advances to customers	2.95%

As at 31 December 2005, no loan impairment allowances were made in respect of advances to banks and other financial institutions.

The above loan impairment allowances/specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2004, nor were there any specific provisions made.

Notes:

(a) Impaired advances to customers are those individual advances where full repayment of principal and/or interest is considered unlikely and are classified as such when such a situation becomes apparent. Accordingly, impaired advances represented advances, which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

(b) Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased.

14. Loan impairment allowances

	2005		
	Individual assessment	Collective assessment	Total
	HK$'m	HK$'m	HK$'m
At 1 January 2005			
As previously reported (Note 15)	2,320	5,465	7,785
Opening adjustments to comply with HKAS 39	(433)	(3,410)	(3,843)
Balance after opening adjustments	1,887	2,055	3,942
Credited to profit and loss account (Note 8)	(1,377)	(1,268)	(2,645)
Loans written off during the year as uncollectible	(1,067)	(27)	(1,094)
Recoveries (Note 8)	1,639	–	1,639
Unwind of discount on allowance	(99)	(29)	(128)
At 31 December 2005	983	731	1,714

15. Provisions for bad and doubtful debts

	2004			
	Specific	General	Total	Suspended interest
	HK'm	HK'm	HK'm	HK'm
At 1 January 2004	5,507	5,406	10,913	324
(Credited)/charged to profit and loss account (Note 9)	(1,687)	59	(1,628)	–
Amounts written off	(2,856)	–	(2,856)	(139)
Recoveries of advances written off in previous years (Note 9)	1,356	–	1,356	–
Interest suspended during the year	–	–	–	130
Suspended interest recovered	–	–	–	(143)
At 31 December 2004	2,320	5,465	7,785	172
Deducted from:				
– advances to customers	2,320	5,465	7,785	

16. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

	2005					
	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2005						
As previously reported	278	1,615	(16)	(935)	(7)	935
Opening adjustments (Note 2)	37	600	–	587	–	1,224
Balance after opening adjustments	315	2,215	(16)	(348)	(7)	2,159
Charged/(credited) to profit and loss account	42	214	8	221	(62)	423
Charged/(credited) to equity	–	512	–	–	(43)	469
At 31 December 2005	357	2,941	(8)	(127)	(112)	3,051

9

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

	2004					
	Accelerated tax depreciation	Asset revaluation	Losses	Provisions	Other temporary differences	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2004	262	984	(3)	(936)	18	325
Charged/(credited) to profit and loss account	16	173	(13)	1	(25)	152
Charged to equity	-	458	-	-	-	458
At 31 December 2004	278	1,615	(16)	(935)	(7)	935

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2005	2004
	HK$'m	HK$'m
Deferred tax assets	(4)	(12)
Deferred tax liabilities	3,055	947
	3,051	935

	2005	2004
	HK$'m	HK$'m
Deferred tax assets to be recovered after more than twelve months	(174)	(971)
Deferred tax liabilities to be settled after more than twelve months	357	282
	183	(689)

17. **Contingent liabilities and commitments**

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	2005	2004
	HK$'m	HK$'m
Direct credit substitutes	1,027	1,132
Transaction-related contingencies	5,982	4,647
Trade-related contingencies	18,936	16,266
Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	105,988	90,947
– one year and over	29,754	41,460
	161,687	154,452
Credit risk weighted amount	21,415	26,303

The calculation basis of credit risk weighted amount has been set out in Note 18 to the accounts.

18. **Derivative financial instruments**

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of *derivative financial instruments held by the* Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to

2005	Retail	Corporate	Treasury	Investment	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income/(expenses)	7,371	3,966	2,529	(854)	(138)	12,874	-	12,874
Net fees and commission income/(expenses)	2,110	988	(31)	15	(29)	3,053	-	3,053
Net trading income/(expenses)	488	122	1,065	(1)	-	1,674	-	1,674
Other operating income	36	5	14	613	525	1,193	(898)	295
Operating income	10,005	5,081	3,577	(227)	358	18,794	(898)	17,896
Operating expenses	(4,446)	(1,300)	(308)	(364)	(210)	(6,628)	898	(5,730)
Operating profit/(loss) before impairment on advances	5,559	3,781	3,269	(591)	148	12,166	-	12,166
Reversal of loan impairment allowances on advances	956	1,689	-	-	-	2,645	-	2,645
Operating profit/(loss)	6,515	5,470	3,269	(591)	148	14,811	-	14,811
Write-back of restructuring provisions	-	-	-	-	209	209	-	209
Net (loss)/gain from disposal/revaluation of fixed assets	(12)	(1)	-	63	-	50	-	50
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	1,396	-	1,396	-	1,396
Net loss from early redemption of held-to-maturity securities	-	-	(4)	-	-	(4)	-	(4)
Net loss from disposal of available-for-sale securities	-	-	(104)	-	-	(104)	-	(104)
Reversal of impairment losses on held-to-maturity securities	-	-	12	-	-	12	-	12
Net loss on disposal of subsidiaries	-	-	-	(10)	-	(10)	-	(10)
Reversal of impairment losses on interests in associates	-	-	-	4	-	4	-	4
Share of profits less losses of associates	-	-	-	4	-	4	-	4
Profit before taxation	6,503	5,469	3,173	866	357	16,368	-	16,368
Assets								
Segment assets	157,892	211,834	426,790	24,692	662	821,870	-	821,870
Interests in associates	-	-	-	61	-	61	-	61
Unallocated corporate assets	-	-	-	-	174	174	-	174
	157,892	211,834	426,790	24,753	836	822,105	-	822,105
Liabilities								
Segment liabilities	551,428	101,710	84,049	658	-	737,845	-	737,845
Unallocated corporate liabilities	-	-	-	-	3,527	3,527	-	3,527
	551,428	101,710	84,049	658	3,527	741,372	-	741,372
Other information								
Additions of fixed assets	-	-	-	569	-	569	-	569
Depreciation	186	64	22	225	69	566	-	566
Amortisation of securities	-	-	463	-	-	463	-	463

2004	Retail	Corporate	Treasury	Investment	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Net interest income/(expenses)	5,445	3,643	2,153	(51)	3	11,193	-	11,193
Net fees and commission income/(expenses)	2,077	1,179	(39)	18	(14)	3,221	-	3,221
Net trading income/(expenses)	540	20	571	(8)	-	1,123	-	1,123
Other operating income	(39)	2	1	664	597	1,225	(905)	320
Operating income	8,023	4,844	2,686	623	586	16,762	(905)	15,857
Operating expenses	(3,897)	(1,211)	(296)	(558)	(448)	(6,410)	905	(5,505)
Operating profit before provisions on advances	4,126	3,633	2,390	65	138	10,352	-	10,352
Write-back of bad and doubtful debts	28	1,600	-	-	-	1,628	-	1,628
Operating profit	4,154	5,233	2,390	65	138	11,980	-	11,980
Net (loss)/gain from disposal/revaluation of fixed assets	(1)	1	-	1,365	(2)	1,363	-	1,363
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	721	-	721	-	721
Net gain from early redemption of held-to-maturity securities	-	-	2	-	-	2	-	2
Net gain on disposal of an associate	-	-	-	50	-	50	-	50
Reversal of impairment losses on interests in associates	-	-	-	152	-	152	-	152
Share of profits less losses of associates	-	-	-	(16)	-	(16)	-	(16)
Profit before taxation	4,153	5,234	2,392	2,337	136	14,252	-	14,252
Assets								
Segment assets	132,790	187,947	453,457	22,292	-	796,486	-	796,486
Interests in associates	-	-	-	62	-	62	-	62
Unallocated corporate assets	-	-	-	-	228	228	-	228
	132,790	187,947	453,457	22,354	228	796,776	-	796,776
Liabilities								
Segment liabilities	567,309	90,054	68,485	658	-	726,506	-	726,506
Unallocated corporate liabilities	-	-	-	-	510	510	-	510
	567,309	90,054	68,485	658	510	727,016	-	727,016
Other information								
Additions of fixed assets	-	-	-	450	-	450	-	450
Depreciation	133	45	17	331	39	565	-	565
Amortisation of premium/discount of held-to-maturity securities	-	-	207	-	-	207	-	207

(ii) Advances overdue for over three months

	2005	2004
	HK$'m	HK$'m
Hong Kong	2,742	5,066
Mainland China	72	264
Others	31	39
	2,845	5,369

5. **Overdue and rescheduled assets**

(a) Gross amount of overdue loans

	2005		2004	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Gross advances to customers which have been overdue for:				
– six months or less but over three months	329	0.10%	489	0.16%
– one year or less but over six months	595	0.18%	395	0.13%
– over one year	1,921	0.57%	4,485	1.43%
Advances overdue for over three months	2,845	0.85%	5,369	1.72%

As at 31 December 2005 and 31 December 2004, there were no advances to banks and other financial institutions that were overdue for over three months.

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

(b) **Rescheduled advances to customers**

	2005		2004	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Rescheduled advances to customers	310	0.09%	974	0.31%

As at 31 December 2005 and 31 December 2004, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

ADDITIONAL INFORMATION

Purchase, Sale or Redemption of The Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

Compliance with the "Code on Corporate Governance Practices" of the Listing Rules

The Company is committed to maintaining and upholding good corporate governance in order to protect the interests of shareholders, customers and staff. In addition to abiding strictly by the laws and regulations of the jurisdiction where it operates and observing the guidelines and rules issued by regulatory authorities such as the Hong Kong Monetary Authority, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong, the Company also constantly reviews its corporate governance practices, with a view to conforming to international and local best practices.

Having regard to the "Code on Corporate Governance Practices" (the "Code") contained in Appendix 14 of the Listing Rules which came into effect on 1 January 2005, the Company has since the beginning of 2005 proceeded to make further refinements that were deemed necessary. In this connection, the responsibilities at both the Board and the Management levels were delineated and the detailed timetable for follow-up work and completion was also clearly marked out. The Company is pleased to report that it is in full compliance with all the code provisions and that it also complies with nearly all the recommended best practices set out in the Code.

The Company has adopted the "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's own Code and the said Model Code throughout year 2005.

Final Dividend and Closure of Register of Members

The Board has recommended a final dividend of HK$0.480 per share, amounting to approximately HK$5,075 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 26 May 2006. If approved, the final dividend will be paid on Tuesday, 30 May 2006 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 23 May 2006. Together with the interim dividend of HK$0.328 per share declared in August 2005, the total dividend payout for 2005 would be HK$0.808 per share.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 18 May 2006 to Tuesday, 23 May 2006 (both days inclusive), during which period no transfer of shares will be registered.

(assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

The following is a summary of the contract/notional amounts of each significant type of derivative financial instruments:

	2005			2004		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts						
Spot and forward	113,672	-	113,672	15,840	-	15,840
Swaps	177,871	-	177,871	200,862	3,715	204,577
Foreign currency option contracts						
- Options purchased	2,227	-	2,227	1,415	-	1,415
- Options written	1,315	-	1,315	2,851	-	2,851
	295,085	-	295,085	220,968	3,715	224,683
Interest rate contracts						
Futures	194	-	194	389	-	389
Swaps	29,310	194	29,504	5,349	17,166	22,515
Interest rate option contracts						
- Swaptions purchased	-	-	-	469	-	469
- Swaptions written	1,153	-	1,153	2,206	-	2,206
Other contracts						
- Bond option written	465	-	465	-	-	-
	31,122	194	31,316	8,413	17,166	25,579
Bullion contracts	17,808	-	17,808	1,092	-	1,092
Equity contracts	567	-	567	1,014	-	1,014
Total	344,582	194	344,776	231,487	20,881	252,368

Note: In 2005, all derivatives held for hedging are designated as fair value hedges.

The following table summarises the fair values of each class of derivative financial instrument as at 31 December 2005:

	Fair value assets			Fair value liabilities		
	Trading	Hedging	Total	Trading	Hedging	Total
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts	4,167	-	4,167	2,329	-	2,329
Interest rate contracts	138	3	141	1,028	1	1,029
Bullion contracts	873	-	873	833	-	833
Equity contracts	3	-	3	2	-	2
	5,181	3	5,184	4,192	1	4,193

The replacement costs and credit risk weighted amounts of the above derivative financial instruments, which do not take into account the effects of bilateral netting arrangements are as follows:

	2005	2004	2005	2004
	Credit risk weighted amount		Replacement cost	
	HK$'m	HK$'m	HK$'m	HK$'m
Exchange rate contracts	415	694	246	1,264
Interest rate contracts	49	57	85	97
Bullion contracts	11	10	873	12
Equity contracts	9	16	3	6
	484	777	1,207	1,379

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates and is calculated in accordance with the guidelines issued by the HKMA. Accrued interest has been excluded in the calculation.

The Group undertakes approximately 65% of its transactions in derivative financial instruments contracts with other financial institutions.

19. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Starting from the interim report this year, the Group adopted a new approach in segmental reporting to provide investors with more details. Under the current approach, information about five business segments is provided. They are Retail Banking, Corporate Banking, Treasury, Investment Activities and Unallocated.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking mainly manages medium to large companies. Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. Investment Activities include the Group's holdings of premises, investment properties and interests in associates. The segment "Unallocated" refers to those items related to the Group as a whole but independent of the other four business segments.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. Regarding occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. Inter-segment fund flows are charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such flow is mainly made by reference to the corresponding money market rate. Although there are internal charges on funds transferred between business segments, no assets and liabilities are created in any form for any segment in respect of such transfers for segmental reporting purposes.

of held-to-maturity securities	-	-	207	-	-	207	-	207

20. Statutory accounts

The financial information relating to the financial year ended 31 December 2005 included in this final results announcement is only a summary extracted from the statutory accounts, which does not represent the full set of the statutory accounts, nor will it be sufficient enough to allow full understanding of the results and state of affairs of the Group. The auditors have expressed an unqualified opinion on those accounts in their report dated 23 March 2006.

UNAUDITED SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital adequacy ratio

	2005	2004
Capital adequacy ratio	15.37%	16.14%
Adjusted capital adequacy ratio	15.33%	16.13%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2005 and 31 December 2004 and reported to the HKMA is analysed as follows:

	2005	2004
	HK$'m	HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	16,096	12,408
Profit and loss account	4,065	4,491
Minority interests	1,009	963
	64,213	60,905
Supplementary capital:		
Reserves on revaluation of holding of securities not held for trading purposes	(311)	–
Collective loan impairment allowances	731	–
Regulatory reserve	3,571	–
General provisions for doubtful debts	–	5,049
Total capital base	68,204	65,954
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	(337)	(351)
Exposures to connected companies	(597)	(845)
Equity investments of 20% or more in non-subsidiary companies	(64)	(60)
Investments in the capital of other banks or other financial institutions	(6)	(1)
	(1,004)	(1,257)
Total capital base after deductions	67,200	64,697

3. Liquidity ratio

	2005	2004
Average liquidity ratio	42.02%	36.03%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	2005	2004*
	HK$'m	HK$'m
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	19,665	20,239
– Property investment	52,703	46,979
– Financial concerns	11,873	10,345
– Stockbrokers	167	124
– Wholesale and retail trade	13,258	15,016
– Manufacturing	13,710	11,837
– Transport and transport equipment	12,046	11,780
– Others	28,481	29,659
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	15,983	17,430
– Loans for purchase of other residential properties	99,179	95,615
– Credit card advances	4,668	4,256
– Others	8,093	7,386
Total loans for use in Hong Kong	279,826	270,666
Trade finance	16,080	13,279
Loans for use outside Hong Kong	38,108	29,281
Gross advances to customers	334,014	313,226

* Certain comparative amounts have been reclassified to conform with the current year's presentation.

(b) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	2005	2004
	HK$'m	HK$'m
Hong Kong	300,456	286,768
Mainland China	17,743	11,166
Others	15,815	15,292
	334,014	313,226

shareholders' entitlement to the final dividend, from Thursday, 18 May 2006 to Tuesday, 23 May 2006 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 17 May 2006. Shares of the Company will be traded ex-dividend as from Tuesday, 16 May 2006.

Annual General Meeting

The 2006 Annual General Meeting will be held at 3:00 p.m. on Friday, 26 May 2006 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance). For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 10 April, 2006.

Publication of the Results Announcement, Annual Report and Summary Financial Report

This results announcement is published on the websites of the Company at www.bochk.com and the Stock Exchange at www.hkex.com.hk. The 2005 Annual Report and 2005 Summary Financial Report will also be available at the Company's and the Stock Exchange's websites in mid-April 2006 and will be despatched to shareholders of the Company in mid-April 2006.

Review of Annual Results

The annual results have been reviewed by the Audit Committee of the Company.

Scope of work of PricewaterhouseCoopers

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2005 have been agreed by the Group's auditors, PricewaterhouseCoopers, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

DEFINITIONS

In this Results Announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited (formerly known as Bank of China), a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"CBS"	Corporate Banking Services
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"GDP"	Gross Domestic Product
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKAS-Int"	HKAS Interpretation
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"SME(s)"	Small and medium-sized enterprise(s)
"SSAP"	Statement of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"US"	the United States of America
"VaR"	Value at Risk

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 23 March 2006

As at the date hereof, the Board comprises: Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Wai-Hok Savio** and Mdm. YANG Linda Tsao**.*

* *non-executive directors*
** *independent non-executive directors*